Execution Copy

EXHIBIT 10.13

ASSET PURCHASE AGREEMENT

BY AND AMONG

IOWA TELECOMMUNICATIONS SERVICES, INC.,

SHERBURNE TELE SYSTEMS, INC.,

SHERBURNE COUNTY RURAL TELEPHONE CO.,

SHERBURNE TEL-COM, INC.,

SHERBURNE CABLE-COM, INC.,

SHERBURNE LONG DISTANCE, INC.,

NORTHSTAR ACCESS, LLC, NORTHSTAR TELE-COM, INC.,

SHERBURNE FIBER-COM, INC.,

AND

THE SHAREHOLDERS SET FORTH

ON THE SIGNATURE PAGE

AND

THE SHAREHOLDERS’ REPRESENTATIVE

NOVEMBER 21, 2008

TABLE OF CONTENTS

ARTICLE I. SALE AND TRANSFER OF ASSETS; CLOSING		6

1.1	Assets to Be Sold	6
1.2	Excluded Assets	6
1.3	Assumed Liabilities; Retained Liabilities	6
1.4	Closing	6

ARTICLE II. INTENTIONALLY DELETED		6

ARTICLE III. PURCHASE PRICE; SHAREHOLDER MEETING; ESCROW; SHAREHOLDERS’ REPRESENTATIVE		6

3.1	Calculation of Amounts; Definitions	6
3.2	Calculation of Estimated Cash Purchase Price	8
3.3	Payment of Estimated Cash Purchase Price	10
3.4	Determination of Cash Purchase Price; Determination of Revised Infrastructure Replacement Costs; Payment of Final Consideration	10
3.5	Escrow	12
3.6	Voting Agreement; Shareholders’ Meeting; ESOP Participant Approval Process	14
3.7	Appointment of Shareholders’ Representative	15

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE SELLING COMPANIES		17

4.1	Corporate Organization and Qualification	17
4.2	Capitalization	18
4.3	Authority Relative to This Agreement	18
4.4	Consents and Approvals; No Violation	18
4.5	Financial Statements; Undisclosed Liabilities	20
4.6	Absence of Certain Changes or Events	21
4.7	Real Property	23
4.8	Litigation	24
4.9	Information Statement	24
4.10	Taxes	25
4.11	Employees	26
4.12	Employee Benefit Plans; ESOP Matters	27
4.13	Affiliate Transactions	29
4.14	Environmental Laws	29
4.15	Intangible Property	32
4.16	Compliance with Laws and Orders	32
4.17	Certain Agreements	33
4.18	Permits	35
4.19	Brokers and Finders	35
4.20	Intentionally Deleted	36

i

4.21	Tangible Property Other than Real Property	36
4.22	Intellectual Property Rights	36
4.23	Insurance	37
4.24	Warranties	38
4.25	Other Ventures, Investments	38
4.26	Bank Accounts; Power of Attorneys	38
4.27	Prohibited Payments	38
4.28	Disclosure; Information Supplied	38
4.29	Disclosure Controls and Procedures	39
4.30	NewCore Wireless, LLC	39

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT		40

5.1	Corporate Organization and Qualification	40
5.2	Authority Relative to this Agreement	40
5.3	Consents and Approvals; No Violation	40
5.4	Information Statement	41
5.5	Brokers and Finders	41

ARTICLE VI. ADDITIONAL COVENANTS AND AGREEMENTS		42

6.1	Conduct of Business of the Selling Companies	42
6.2	No Solicitation of Transactions	44
6.3	Reasonable Efforts	45
6.4	Access to Information	45
6.5	Publicity	46
6.6	Directors and Officers Insurance Reimbursement	46
6.7	Financial Commitment	46
6.8	Investigation and Agreement by the Parties; No Other Representations or Warranties	46
6.9	401(k) Plans	47
6.10	Employee Benefits; ESOP; Phantom Stock Plan	47
6.11	Employees; Employee Benefits	48
6.12	Parent Approvals	50
6.13	Upcoming Financial Statements	50
6.14	Intentionally Deleted	50
6.15	Environmental Review	50
6.16	Excluded Property; Eddy Family Foundation	51
6.17	Estoppel Certificates	52
6.18	CTC Waiver; UNE Replacement	52
6.19	Easements and Rights of Way	54
6.20	Capital Calls	54
6.21	Bonus Payments	54
6.22	Transaction Expenses	55
6.23	Name Changes; Dissolution of the Selling Companies; Noncompetition Agreement	55
6.24	Equity Investment Transfer; ROFR; Admission Consents	56

6.25	Cable Program Agreements	58

ARTICLE VII. CONDITIONS TO CONSUMMATION OF THE PURCHASE		58

7.1	Conditions to Each Party’s Obligations to Effect the Purchase	58
7.2	Conditions to the Selling Companies’ Obligations to Effect the Purchase	59
7.3	Conditions to the Parent’s and Newco’s Obligations to Effect the Purchase	59
7.4	Closing Deliverables	61

ARTICLE VIII. TERMINATION; AMENDMENT; WAIVER		62

8.1	Termination by Mutual Consent	62
8.2	Termination by Either Parent or the Selling Companies	62
8.3	Termination by Parent	63
8.4	Termination by STS	63
8.5	Effect of Termination	63
8.6	Extension; Waiver	63

ARTICLE IX. INDEMNIFICATION		64

9.1	Indemnification by the Selling Companies and Majority Shareholders	64
9.2	Indemnification by Parent	68
9.3	Third-Party Actions	69
9.4	Escrow	70
9.5	Sole and Exclusive Remedy	70
9.6	Tax Adjustment	70

ARTICLE X. GENERAL PROVISIONS		70

10.1	Binding Arbitration	70

ARTICLE XI. ADDITIONAL AGREEMENTS		71

11.1	Cooperation on Tax Matters	71
11.2	Tax Adjustment	71
11.3	Section 1060 Allocation; Reporting	72
11.4	Calculation and Payment of Tax Adjustment	72
11.5	Tax Adjustment Indemnification	73
11.6	Access to Information	73

ARTICLE XII. MISCELLANEOUS AND GENERAL		74

12.1	Payment of Expenses	74
12.2	Survival of Confidentiality	74
12.3	Modification or Amendment	74
12.4	Waiver of Conditions	74
12.5	Counterparts	74

12.6	Governing Law	75
12.7	Notices	75
12.8	Entire Agreement; Assignment	76
12.9	Parties in Interest	76
12.10	Certain Definitions	76
12.11	References and Titles	86
12.12	Obligation of Parent	87
12.13	Validity	87
12.14	Captions	87

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated November 21, 2008, by and among Iowa Telecommunications Services, Inc., an Iowa corporation (“Parent”), Sherburne Tele Systems, Inc., a Minnesota corporation (“STS”), Sherburne County Rural Telephone Co., a Minnesota corporation (“SCRTC”), Sherburne Tel-Com, Inc., a Minnesota corporation (“STCI”), Sherburne Cable-Com, Inc., a Minnesota corporation (“SCCI”), Sherburne Long Distance, Inc., a Minnesota corporation (“SLDI”), Northstar Access, LLC, a Minnesota limited liability company (“Northstar”), Northstar Tele-Com, Inc., a Minnesota corporation (“NT”) Sherburne Fiber-Com, Inc. (“SFCI”) (with STS, SCRTC, STCI, SCCI, SLDI, Northstar, NT and SFCI, collectively referred to as the “Selling Companies” or singularly may be referred to as a “Selling Company”) and those shareholders of capital stock of STS set forth on the signature page of the Agreement (the “Majority Shareholders”) and Robert K. Eddy in his capacity as the Shareholders’ Representative as referenced in Section 3.7.

RECITALS

WHEREAS, the Selling Companies operate a telecommunications business headquartered in Big Lake, Minnesota that provides regulated and non-regulated services to residential and business customers (the “Business”);

WHEREAS, the Selling Companies desire to sell and Parent desires to purchase, the Assets (as defined below) of the Selling Companies used in the operation of the Business for the consideration and on the terms set forth in this Agreement (the “Purchase”);

WHEREAS, the board of directors of STS (the “Board of Directors”) and of the Selling Companies have, upon the terms and subject to the conditions of this Agreement, determined that the Purchase is in the best interests of the Selling Companies and have hereby approved this Agreement and the transactions contemplated hereby;

WHEREAS, Parent, the Selling Companies and the Majority Shareholders desire to make certain representations, warranties, covenants and agreements in connection with the acquisition of the Assets; and

WHEREAS, in connection with the transactions contemplated hereunder, prior to Closing Parent may transfer all or a portion of its rights hereunder to one or more newly formed corporations, limited liability companies or other business entities and wholly-owned direct or indirect subsidiaries or Parent or to existing wholly-owned direct or indirect subsidiaries of Parent (a “Newco” or the “Newcos”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent and the Selling Companies and the Majority Shareholders hereby agree as follows:

ARTICLE I.

SALE AND TRANSFER OF ASSETS; CLOSING

1.1 Assets to Be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, but effective as of the Effective Time, the Selling Companies shall sell, convey, assign, transfer and deliver to Parent and/or Newco and Parent and/or Newco shall purchase, assume and acquire from the Selling Companies, free and clear of any Liens other than Permitted Liens all of the Selling Companies’ right, title and interest in and to all of the Assets, personal or mixed, tangible and intangible, of every kind and description, wherever located, except for the Excluded Assets. In order to effect the transfer of the Assets that are Real Property, each of the applicable Selling Companies and Parent shall execute and perform the obligations set forth in a real property purchase agreement, the form of which is attached hereto as Exhibit A (the “Real Property Purchase Agreement”).

1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1 or elsewhere in this Agreement, the Excluded Assets of the Selling Companies shall not be part of the sale and purchase contemplated hereunder and are excluded from the Assets and shall remain the property of the Selling Companies after the Closing.

1.3 Assumed Liabilities; Retained Liabilities. On the Closing Date, but effective as of the Effective Time, Parent and/or Newco shall assume and agree to pay, perform and discharge all of the Assumed Liabilities. The Retained Liabilities will not be assumed by Parent and/or Newco and shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by the Selling Companies.

1.4 Closing. The closing of the Purchase (the “Closing”) shall take place (a) at the offices of Fredrikson & Byron, P.A. on the last business day of the month following the date on which the last of the conditions set forth in Article VII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and STS may agree; provided however the Closing shall not occur before January 1, 2009. The transactions contemplated hereunder, including Parent’s or Newco’s assumption of the Assumed Liabilities, shall become effective as of 12:01 a.m. on the day following the Closing Date, unless otherwise agreed upon by the parties hereto (the “Effective Time”).

ARTICLE II.

INTENTIONALLY DELETED

ARTICLE III.

PURCHASE PRICE; SHAREHOLDER MEETING;

ESCROW; SHAREHOLDERS’ REPRESENTATIVE

3.1 Calculation of Amounts; Definitions.

(a)	“Cash on Hand” means cash or cash equivalents held on hand by the Selling Companies as of the close of business on the Closing Date.

(b)	“Cash Purchase Price” shall be equal to Seventy Six Million Four Hundred Thousand Dollars ($76,400,000) (the “Asset Value”) (i) plus or minus any UNE Replacement Reimbursement Amount (as determined pursuant to Section 6.18), (ii) minus any Incomplete Infrastructure Replacement Costs (as determined pursuant to Section 6.18), (iii) plus or minus the amount, if any, by which the Closing Date Working Capital exceeds or is less than Target respectively, (iv) plus an amount equal to any EN-TEL Capital Calls, (v) plus or minus any difference between the Estimated Tax Adjustment Amount and the Final Tax Adjustment Amount, (vi) minus any CTC Waiver Deduction, (vi) minus the value of any express guarantees of third party debt by the Selling Companies, which shall, for avoidance of doubt, include without limitation the principal amount guaranteed by the Selling Companies relating to EN-TEL, unless any such guarantee has been released to the satisfaction of the Parent prior to the Closing Date, but shall exclude any guarantee(s) related to SHAL, and (vii) minus any Equity Investment Deduction (as determined pursuant to Section 6.24).

(c)	“Closing Date Working Capital” shall mean current assets (including Cash on Hand but excluding any current assets that are Excluded Assets) minus current liabilities (except for current liabilities that are Retained Liabilities) on the Closing Date calculated as shown on the Estimated Closing Date Balance Sheet, which shall not exceed the Target plus $5,000,000 and must include at least $1,000,000 of Cash on Hand.

(d)	“EN-TEL Capital Call” means the actual amount paid by a Selling Company to EN-TEL prior to the Closing related to any mandatory capital call with respect to a Selling Company’s ownership interests in EN-TEL as set forth on Schedule 6.1(h).

(e)	“Equity Investment Deduction” means an amount that may be deducted from the Estimated Cash Purchase Price and the Cash Purchase Price at Closing pursuant to the terms of Section 6.24 hereof.

(f)	“Estimated Cash Purchase Price” means the Asset Value (i) plus or minus any UNE Replacement Reimbursement Amount (as determined pursuant to Section 6.18), (ii) minus any Incomplete Infrastructure Replacement Costs (as determined pursuant to Section 6.18), (iii) plus or minus the amount, if any, by which the Estimated Closing Date Working Capital exceeds or is less than Target respectively, (iv) plus an amount equal to any EN-TEL Capital Calls, plus any Estimated Tax Adjustment Amount, (v) minus any CTC Waiver Deduction, (vi) minus the value of any express guarantees of third party debt by the Selling Companies, which shall, for avoidance of doubt, include without limitation the principal amount guaranteed by the Selling Companies relating to EN-TEL, unless any such guarantee has been released to the satisfaction of the Parent prior to the Closing Date, but shall exclude any guarantee(s) related to SHAL, and (vii) minus any Equity Investment Deduction (as determined pursuant to Section 6.24).

(g)	“Estimated Closing Date Working Capital” means current assets (including Cash on Hand but excluding any current assets that are Excluded Assets) minus current liabilities (except for current liabilities that are Retained Liabilities) estimated as of the close of business on the Closing Date calculated as shown on the Estimated Closing Date Balance Sheet, which shall not exceed the Target plus $5,000,000 and must include at least $1,000,000 of Cash on Hand.

(h)	“Purchase Price” means the Cash Purchase Price plus the value of any Assumed Liabilities.

(i)	“Target” means an anticipated Closing Date Working Capital as set forth on Exhibit B.

(j)	“UNE Replacement Reimbursement Amount” means an amount equal to those capital expenditures to be made by a Selling Company prior to the Closing Date on the 700 MHz infrastructure and physical UNE replacement set forth on Schedule 3.1(j) attached hereto (the “UNE Replacement”), with such amount to be no greater than $383,000 (the “Maximum UNE Replacement Reimbursement Amount”). The Maximum UNE Replacement Reimbursement Amount presumes that the Selling Companies complete replacement of at least 850 local loops in the service territory of Northstar (the “Loops”) and all necessary infrastructure repair or replacement costs set forth on Schedule 3.1(j) (the “Infrastructure Replacement”) are incurred and paid as of the Closing Date, and, accordingly, (i) the UNE Replacement Reimbursement Amount shall be reduced by $75,000 at the time of Closing if the Selling Companies fail to replace at least 850 Loops as of the Closing Date, which $75,000 the parties have agreed to as a liquidated and final amount to compensate the Parent for any lost cost savings as a result of the failure to complete at least 850 Loops as of the Closing Date, and (ii) the UNE Replacement Reimbursement Amount shall be further adjusted to compensate the Selling Companies for the Loops that have been replaced as of the Closing Date, as provided in Section 6.18(b). All actions taken by the Selling Companies prior to the Closing pursuant to and in accordance with this Section 3.1(j) and Section 6.18 hereof shall be deemed approved by Parent for purposes of Section 6.1 of this Agreement.

All accounting terms in this section have the meanings given to them by GAAP, applied on a basis consistent with the preparation of the 2007 Balance Sheet.

3.2 Calculation of Estimated Cash Purchase Price.

(a)

At least ten (10) days prior to the Closing Date, STS will deliver to Parent an estimated consolidated balance sheet in substantially the form attached hereto as Exhibit B (the “Estimated Closing Date Balance Sheet”) for the Selling Companies as of the close of business on the Closing Date determined on a pro forma basis giving effect to the transactions contemplated by this Agreement and in accordance with GAAP applied on a basis consistent with the preparation of the 2007 Balance Sheet. The Estimated Closing Date Balance Sheet delivered to Parent shall include all of the supporting schedules setting forth in reasonable detail all amounts included in the Estimated Closing Date Balance Sheet. The Estimated Closing Date Balance Sheet will include a determination of the Estimated Closing Date Working Capital.

(b)	Parent shall have three (3) days after the receipt of the Estimated Closing Date Balance Sheet (the “Review Period”) to accept or reject the Estimated Closing Date Balance Sheet provided by STS. If Parent accepts the Estimated Closing Date Balance Sheet as provided by STS pursuant to Section 3.2(a) above, the Closing shall occur as set forth in Section 1.4 of this Agreement. If Parent does not accept or agree with the Estimated Closing Date Balance Sheet (an “Estimated Closing Date Balance Sheet Dispute”), the Parent will notify STS in writing regarding the nature of the Estimated Closing Date Balance Sheet Dispute no later than the end of business on the final day of the Review Period. The parties shall, in good faith, attempt to resolve any Estimated Closing Date Balance Sheet Dispute for a period of five (5) days (the “Dispute Period”). If the Parent STS cannot agree upon a resolution to any Estimated Closing Date Balance Sheet Dispute during the Dispute Period, then:

(i)	If the aggregate value of the impact of the Estimated Closing Date Balance Sheet Dispute (the “Discrepancy Amount”) does not exceed $1,000,000, the parties shall proceed to Closing pursuant to Section 1.4 of this Agreement and resolve the Estimated Closing Date Balance Sheet Dispute at a later date according to the procedure set forth in Section 3.4 of this Agreement;

(ii)	If the Discrepancy Amount exceeds $1,000,000 (with such excess amount referred to as the “Discrepancy Excess”), the amount of money deposited as the True-Up Reserve Amount shall be increased by an amount equal to the Discrepancy Excess and the parties will proceed to Close pursuant to Section 1.4 of this Agreement and resolve the Estimated Closing Date Balance Sheet Dispute at a later date according to the procedure set forth in Section 3.4 of this Agreement; or

(iii)	Parent, at its sole discretion, may waive the Estimated Closing Date Balance Sheet Dispute and proceed to Closing pursuant to Section 1.4 of this Agreement.

Any waiver or action of the Parent under this Section 3.2(b) shall not impact Parent’s rights for indemnification pursuant to Article IX of this Agreement.

3.3 Payment of Estimated Cash Purchase Price. On the Closing Date, Parent shall deliver to STS by wire transfer the Estimated Cash Purchase Price minus the Escrow Amount, which may, subject to Section 3.5(b) below, include the Contract Waiver Escrow. For purposes of receipt of any proceeds, actions or notifications pursuant to the terms of this Agreement, STS agrees to serve as the agent for all of the Selling Companies and to the extent proceeds, notification or actions are taken by or delivered to STS, the parties hereto agree that such amounts, actions or notifications shall be deemed received or taken by the applicable Selling Company if other than STS.

3.4 Determination of Cash Purchase Price; Determination of Revised Infrastructure Replacement Costs; Payment of Final Consideration.

(a)	No later than ninety (90) days after the Closing Date, Parent shall prepare and deliver to STS a preliminary final consolidated balance sheet in a form attached hereto as Exhibit B for STS as of the close of business on the Closing Date, determined in accordance with GAAP applied on a basis consistent with the preparation of the 2007 Balance Sheet (the “Closing Date Balance Sheet”) that calculates the Closing Date Working Capital. If there is an Incomplete Infrastructure Replacement Costs Dispute as described in Section 6.18 hereof, the Parent shall also prepare a statement of the actual Infrastructure Replacement Costs incurred as of the date the Closing Date Balance Sheet is delivered hereunder (the “Revised Infrastructure Replacement Costs”) and such Revised Infrastructure Replacement Costs shall be subject to the procedural examination set forth in this Section 3.4 for purposes of calculating any Final Downward Adjustment or Final Upward Adjustment, with such Revised Infrastructure Replacement Costs delivered no later than ninety (90) days after the Closing Date. No later than ninety (90) days after the completion of both the Valuation contemplated pursuant to Section 11.8(a) and the final resolution of the Closing Date Balance Sheet pursuant to the terms of this Section 3.4, Parent shall deliver to STS a written statement setting forth the Final Tax Adjustment Amount.

(b)

STS shall be permitted during the ninety (90) day period following delivery of the Closing Date Balance Sheet, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs to examine, and Parent shall make available, the books and records relied upon by Parent in preparing the draft Closing Date Balance Sheet, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs. As promptly as practicable, and in no event later than the last day of applicable ninety (90) day period following the delivery to STS of the Closing Date Balance Sheet, the Revised Infrastructure Replacement Costs and the Final Tax Adjustment Amount, STS shall either inform Parent in writing that the applicable Closing Date Balance Sheet, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs is acceptable or object to the applicable Closing Date Balance Sheet, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement

Costs by delivering to Parent a written statement setting forth a specific description of STS’ objections to the applicable Closing Date Balance Sheet, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs (each a “Statement of Objections”) and STS’ calculation of any disputed amounts. If Parent shall not have received a Statement of Objections on or before the expiration of the applicable ninety (90) calendar day period, STS will be deemed irrevocably to have accepted the Parent’s Closing Date Balance Sheet, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs. If a Statement of Objections is delivered, Parent and STS shall attempt in good faith to resolve any dispute within thirty (30) days after delivery. If Parent and STS are unable to resolve the dispute within such thirty (30) day period, an accounting firm acceptable to all parties shall resolve any unresolved objections related to accounting matters. If Parent and STS are unable to agree on the choice of an accounting firm, they will select a nationally recognized accounting firm by lot (after excluding the regular outside accounting firms of Parent and STS. The accounting firm will determine, in accordance with the terms of this Agreement, the amount to be included in the applicable Closing Date Balance Sheet and the Closing Date Working Capital or the Final Tax Adjustment Amount, consistent with the amounts included in the Estimated Closing Date Balance Sheet or Tax Adjustment Methodology. The parties will provide the accounting firm, within ten (10) days of its selection, with a definitive statement of the position of each party with respect to each unresolved objection and will advise the accounting firm that the parties accept the accounting firm as the appropriate person to interpret this Agreement for all purposes relevant to the resolution of the unresolved objections. Parent will provide the accounting firm access to the books and records of STS. The accounting firm will have thirty (30) days to carry out a review of the unresolved objections and prepare a written statement of its determination regarding each unresolved objection. The determination of any accounting firm so selected will be set forth in writing and will be conclusive and binding upon the parties. If the Parent and STS submit any unresolved objections to an accounting firm for resolution as provided in this Section 3.4(b), each will bear their respective costs and expenses and each shall bear one-half (1/2) of the costs and expenses of the mutually selected accounting firm. Such firm’s resolution of the accounting matters shall be conclusive, binding upon the parties, nonappealable, and not be subject to further review, and shall be considered a final arbitration award that is enforceable pursuant to the terms of the Federal Arbitration Act.

(c)

If the Closing Date Balance Sheet as finally determined, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs result in a Final Downward Adjustment, (i) any Final Downward Adjustment related to either the Closing Date Balance Sheet or the Revised Infrastructure Replacement Costs shall be withdrawn first, from the True-Up Reserve Amount on deposit pursuant to the Escrow

Agreement, and second, if the True-Up Reserve Amount is not sufficient, the Majority Shareholders shall reimburse to the Parent any such deficiency; or (ii) any Final Downward Adjustment related to the Final Tax Adjustment Amount shall be withdrawn first, from the Tax Adjustment Escrow on deposit pursuant to the Escrow Agreement, and second, if the Tax Adjustment Escrow is not sufficient, the Majority Shareholders shall reimburse to the Parent any such deficiency. The Indemnification Amount may not be used to satisfy any such payment obligations of the Majority Shareholders without the Parent’s consent. Any remaining portion of the True-Up Reserve Amount on deposit pursuant to the Escrow Agreement after the foregoing withdrawal shall be promptly paid to STS by the Escrow Agent, as final payment to the Selling Companies of the Cash Purchase Price, except to the extent any further amounts are released from the Escrow Agreement. Any remaining portion of the Tax Adjustment Escrow on deposit pursuant to the Escrow Agreement after the foregoing withdrawal shall be promptly paid to the Parent.

(d)	If the Closing Date Balance Sheet as finally determined, the Final Tax Adjustment Amount or the Revised Infrastructure Replacement Costs results in a Final Upward Adjustment, Parent shall (i) with respect to a Final Upward Adjustment related to the Closing Date Balance Sheet or the Revised Infrastructure Replacement Costs, within five (5) Business Days pay the Final Upward Adjustment to STS, or (ii) with respect to a Final Upward Adjustment related to the Final Tax Adjustment Amount, such Final Upward Adjustment shall, within five (5) Business Days, be withdrawn first, from the Tax Adjustment Escrow on deposit pursuant to the Escrow Agreement, and second, if the Tax Adjustment Escrow is not sufficient, the Parent shall pay to STS any such deficiency. In such event, the Escrow Agent shall promptly distribute to STS the True-Up Reserve Amount and/or the Tax Adjustment Escrow (the True-Up Reserve Amount, the Tax Adjustment Escrow together with the Final Upward Adjustment, is referred to as the “Additional Payment”). Any remaining portion of the Tax Adjustment Escrow on deposit pursuant to the Escrow Agreement after the foregoing withdrawal shall be promptly paid to the Parent.

3.5 Escrow.

(a)

On the Closing Date, Parent and STS on behalf of all Selling Companies will execute and deliver an Escrow Agreement substantially similar to Exhibit C attached hereto, by and among Parent, STS and the Escrow Agent (the “Escrow Agreement”), and Parent will deliver to the Escrow Agent, as agent, the Escrow Amount which shall be maintained in four (4) separate escrow accounts. The True-Up Reserve Amount shall be used to pay any Final Downward Adjustment related to the Closing Date Balance Sheet or the Revised Infrastructure Replacement Costs, with the balance of any amount not so used being paid as set forth in Section 3.4. The Tax Adjustment Escrow shall be used to pay any Final Downward Adjustment or Final Upward Adjustment related to the Final Tax Adjustment Amount. The Indemnification Amount shall be applied to satisfy any indemnity claims of Parent or Indemnified Parties (if any) under Article IX and, at Parent’s discretion pursuant to Section 3.4 hereof, to pay the remaining portion of any Final Downward Adjustment if the True-Up Reserve Amount is not sufficient for such payment. The Contract Waiver Escrow shall be paid to the Parent and/or the Selling Companies as provided in subsection (b) below. The Escrow Amount will be held by the Escrow Agent in available funds in accordance with the terms and conditions of the Escrow Agreement and will be disbursed as provided in the Escrow Agreement. Any funds released from the Indemnification Amount because such amounts are no longer subject to indemnification claims shall be paid to STS.

(b)	(i) The Contract Waiver Escrow shall be deposited with the Escrow Agent at Closing unless the Selling Companies deliver to the Parent prior to the Closing written consents in a form satisfactory to Parent to all of the Selling Companies Contracts identified on Schedule 3.5(b) attached hereto (the “Contract Waiver Agreements,” with such written consents referred to as the “Contract Waivers”). If all Contract Waivers are delivered by Closing, the Contract Waiver Escrow shall be reduced to zero. If a specific Contract Waiver is delivered prior to or by Closing, the Contract Waiver Escrow shall be reduced by the specific dollar amount enumerated in Schedule 3.5(b) for that specific Contract Wavier (with such amounts referred to for each Contract Waiver Agreement as the “Contract Wavier Value”).

(ii) In the event the Selling Companies fail to obtain the Contract Waiver for any Contract Waiver Agreement prior to Closing, the Selling Companies shall have 180 days after the Closing Date (the “Contract Waiver Period”) to obtain any remaining Contract Waivers not obtained prior to Closing. Pending the obtaining of such Contract Waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Parent the benefits of use of the Contract Waiver Agreement for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Parent of any and all rights of the Selling Companies against a third party thereunder). Parent shall pay or reimburse the Selling Companies for any expenses or costs owed under, and shall be entitled to retain the benefits received under, the Contract Waiver Agreement or such other arrangements during the Contract Waiver Period.

(iii) If during the Contract Waiver Period additional Contract Waivers are delivered to Parent by the Selling Companies, upon delivery of each such Contract Wavier the applicable Contract Waiver Agreement shall be included in the Assets and the Assumed Liabilities, and the parties shall promptly cause the Escrow Agent to distribute to STS the applicable Contract Waiver Value for that specific Contract Waiver Agreement.

(iv) For any Contract Waiver Agreement for which a Contract Waiver is not obtained prior to the end of the Contract Waiver Period, Parent shall, upon notice to STS, either (x) reject the assignment of such Contract Waiver Agreement, in which case such Contract Waiver Agreement shall not be an Asset or an Assumed Liability but shall be an Excluded Asset and/or a Retained Liability of the Selling Companies and the parties shall promptly cause the Escrow Agent to distribute to Parent the applicable Contract Waiver Value for that specific Contract Waiver Agreement, or (y) accept the assignment of such Contract Waiver Agreement, in which case such Contract Waiver Agreement shall be included in the Assets and the Assumed Liabilities and the parties shall promptly cause the Escrow Agent to distribute to STS the applicable Contract Waiver Value for that specific Contract Waiver Agreement.

(c)	All fees, costs and expenses of the Escrow Agent shall be paid one-half by the Parent and one-half by the Selling Companies.

3.6 Voting Agreement; Shareholders’ Meeting; ESOP Participant Approval Process.

(a)	By the execution hereof, the Majority Shareholders hereby agree to vote all Shares held by the Majority Shareholders to approve the execution of this Agreement and the transactions contemplated hereby and, to the extent any such Majority Shareholders are a participant in the ESOP, to vote in favor of the transactions contemplated hereby if the approval of such is passed through to the participants in the ESOP.

(b)	STS, acting through the Board of Directors, will, as promptly as reasonably practical, take all actions necessary to approve the transactions contemplated under this Agreement by either:

(i)	duly calling, giving notice of, convening and holding (including an option for attendance by remote communications) a special meeting of its shareholders for the purpose of considering and taking action upon this Agreement (the “Shareholders’ Meeting”); or

(ii)	written action of the STS Shareholders.

(c)	STS shall:

(i)

use all reasonable efforts to prepare an information statement or other materials to be provided to the Shareholders and the ESOP Trustee for the purposes of considering and taking action upon this Agreement (the “Information Statement”) and obtain and furnish the information required to be included by it in the Information Statement. STS shall allow Parent reasonable opportunity to review and comment on the Information Statement and all amendments and supplements thereto prior to its distribution;

(ii)	include in the Information Statement (as defined above) the recommendation of the Board of Directors that Shareholders of STS vote in favor of the approval of this Agreement;

(iii)	STS shall use its reasonable efforts to solicit proxies in connection with the Shareholders Meeting;

(d)	The parties acknowledge and agree that the transactions contemplated hereby must be voted upon by the participants in the ESOP (the “ESOP Participants”) pursuant to the Internal Revenue Code requirements for employee stock ownership plans. STS has engaged the ESOP Trustee to independently represent the ESOP Participants with respect to the transactions contemplated hereunder. The Majority Shareholders agree that the Majority Shareholders instead of STS shall be responsible for any indemnification obligations related to the ESOP Trustee’s misstatement of or failure or omission to disclose a material fact related to the transactions contemplated under this Agreement to the ESOP Participants.

(e)	Notwithstanding the foregoing, neither STS nor any Shareholder shall disclose this Agreement, any Ancillary Document or any schedules attached to any such document, or the contents of any of the foregoing, to any Person (including any ESOP Participant) who is not a party to a confidentiality agreement with STS until such time as the Parent has filed this Agreement in its periodic reports with the Securities and Exchange Commission (the “SEC”).

3.7 Appointment of Shareholders’ Representative.

(a)	Each Shareholder who executes this Agreement and each other Shareholder who does not execute this Agreement, by approval of this Agreement, hereby irrevocably constitutes and appoints Robert K. Eddy as the true and lawful agent and attorney-in-fact (the “Shareholders’ Representative”) with the powers set forth herein. If Robert K. Eddy is unwilling or unable to serve as Shareholders’ Representative, a successor Shareholders’ Representative shall be appointed by a plurality of Persons who held Outstanding Shares immediately prior to the Effective Time, with each such Person voting based on the number of Outstanding Shares so held. The absence of a Shareholders’ Representative, due to resignation or any other reason whatsoever, shall not impair or prejudice any right or remedy Parent may have at law or equity or under the terms of this Agreement.

(b)	Parent shall be entitled to rely upon any communication or writings given by or to, or executed by, the Shareholders’ Representative. All notices to be sent to any Shareholder pursuant to this Agreement or any other agreement contemplated hereby or delivered in connection herewith may be addressed to the Shareholders’ Representative and any notice so sent or delivered shall be deemed proper and sufficient notice to each Shareholder hereunder. The Shareholders hereby consent and agree that the Shareholders’ Representative is authorized to accept and deliver notice on behalf of each Shareholder pursuant hereto and pursuant to all other agreements contemplated hereby or delivered in connection herewith and to deliver waivers and consents on behalf of each Shareholder.

(c)	The Shareholders’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Shareholder with full power in his, her, or its name and on his, her, or its behalf to act according to the terms of this Agreement and all other agreements contemplated hereby or thereby or delivered in connection herewith or therewith in the absolute discretion of the Shareholders’ Representative, and in general to do all things and to perform all acts, including amending this Agreement (other than to reduce the Cash Purchase Price by more than one percent (1%), and executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable in connection with this Agreement. This power of attorney and all authority hereby conferred is granted subject to the interest of the other Shareholders hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and coupled with an interest and shall not be terminated by any act of any Shareholder or by operation of law, whether by death or other event. In addition to the foregoing, the Shareholders’ Representative shall have full power and authority on behalf of the Shareholders to (i) to take any action which the Shareholders’ Representative is required or permitted to take under this Agreement, (ii) to take all actions necessary to wind up the business of STS and its Subsidiaries, and (iii) to negotiate, settle and compromise and otherwise handle all claims of the Parent with respect to Parent Damages.

(d)

Nothing in this Agreement is intended, and nothing in this Agreement shall be interpreted as, imposing upon the Shareholders’ Representative, as the agent and attorney-in fact for the Shareholders any personal liability, personal economic obligation, or personal guarantee in favor of any party to this Agreement or any third party. The Shareholders’ Representative and any agent employed by the Shareholders’ Representative shall not have any liability to any Shareholder related to the Shareholders’ Representative’s duties hereunder, except for intentional fraud, willful misconduct or bad faith. The Shareholders agree to indemnify and hold the Shareholders’ Representative harmless against any loss, liability or expense incurred without intentional fraud, willful misconduct or bad faith on the part of the Shareholders’ Representative, arising out of or in connection with carrying out its duties hereunder, including the costs and expenses of defending against any claim of liability in connection with the exercise or performance of any of its powers or duties hereunder (including reasonable attorney’s fees and expenses). Notwithstanding the foregoing, the Shareholders’ Representative acknowledges that he is acting as a fiduciary under ERISA with respect to its decisions that may affect the rights of the ESOP under this Agreement and agrees that any such decisions shall be made with reasonable prior notice to the ESOP and in accordance with the fiduciary standards of ERISA.

(e)	In furtherance of its role, the Shareholders’ Representative shall be entitled to incur such reasonable costs and expenses as the Shareholders’ Representative may deem appropriate under the circumstances, which expenses may include, but shall not be limited to, hiring attorneys, accountants, appraisers, and other professional advisors. Each Shareholder shall be responsible to reimburse the Shareholders’ Representative for such Shareholder’s pro rata portion of all such costs and expenses incurred by the Shareholders’ Representative within ten (10) days of written notification from the Shareholders’ Representative. After the Closing Date, the Shareholders’ Representative shall receive from STS a fee of Two Thousand Dollars ($2,000) per month for his services.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE SELLING COMPANIES

The Selling Companies and the Shareholders hereby make the representations and warranties in the following sections of this Article IV to Parent and Newco, except as qualified or supplemented by schedules in the Selling Companies Disclosure Schedule attached hereto. Each such schedule is numbered by reference to representations and warranties in a specific section of this Article IV. The inclusion of any exception, qualification or supplemental disclosure to such Selling Companies Disclosure Schedule shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.1 Corporate Organization and Qualification. Schedule 4.1 contains a correct and complete list of all of STS Subsidiaries as of the date hereof and all of these entities are a party to this Agreement as a Selling Company. Each of the Selling Companies is a corporation (or a limited liability company) duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation or limited liability company in the jurisdictions set forth on Schedule 4.1 and each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except where failure to so qualify or be in good standing would not have a Company Material Adverse Effect. Each of the Selling Companies has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a Company Material Adverse Effect. STS has provided to Parent complete and correct copies of the STS’ Articles of Incorporation, as amended, and By-Laws, as amended, and the governing documents of each of the other Selling Companies.

4.2 Capitalization. The authorized capital stock of STS consists of 15,000,000 shares of common stock, par value $.01 per share (the “Shares”). As of the date hereof there are 14,436,920 Shares issued and outstanding (“Outstanding Shares”). All of the Outstanding Shares of STS have been duly authorized and validly issued and are fully paid and nonassessable, and are owned beneficially and of record by the persons and in the amounts identified in Schedule 4.2. Except as set forth on Schedule 4.2, all outstanding shares of capital stock of the Selling Companies (except for STS) are owned by STS or a direct or indirect wholly owned subsidiary of STS, free and clear of all Liens, charges, encumbrances, claims and options of any nature. Except as set forth above and on Schedule 4.2, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which any Selling Company is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any Shares or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any Shares or any shares of the capital stock of any of the Selling Companies.

4.3 Authority Relative to This Agreement. Each Selling Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by each Selling Company of the transactions contemplated hereby have been duly and validly authorized by the board of directors of STS and of each of the Selling Companies and the shareholders of each Selling Company other than STS, and no other corporate proceedings on the part of each Selling Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Purchase, the approval of the Purchase and this Agreement by holders of Outstanding Shares in accordance with the MBCA. The board of directors of each Selling Company has determined this Agreement and the transactions contemplated hereby are fair to and in the best interest of the shareholders of each Selling Company and have recommended the approval and adoption of this Agreement by the shareholders of each Selling Company. This Agreement has been duly and validly executed and delivered by the Selling Companies and, assuming this Agreement constitutes the valid and binding agreement of Parent and Newco, constitutes the valid and binding agreement of the Selling Companies, enforceable against the Selling Companies in accordance with its terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Neither STS nor any of the other Selling Companies is an “investment company,” as such term is defined in Section 3(a) of the Investment Company Act of 1940.

4.4 Consents and Approvals; No Violation.

(a)	Neither the execution and delivery of this Agreement nor the consummation by the Selling Companies of the transactions contemplated hereby will:

(i)	conflict with or result in any breach of any provision of the respective articles of incorporation, as amended, or by-laws, as amended, articles of organization, as amended, or member control agreements, as amended, of STS or any of its Subsidiaries;

(ii)	require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) such filings and consents as may be required by the Federal Communications Commission (the “FCC”), the rules and regulations promulgated by the FCC (the “FCC Rules”), or the rules and regulations promulgated by the Minnesota Public Utilities Commission or the Iowa Utilities Board (collectively the “State Communications Laws and Regulations”) as set forth on Schedule 4.4(a), (C) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Purchase or the transactions contemplated by this Agreement as set forth on Schedule 4.4(a), (D) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not individually or in the aggregate have a Company Material Adverse Effect, or (E) such filings, consents, approvals, orders, registrations and declarations as may be required as a result of the status or identity of Parent and/or Newco;

(iii)	except as set forth in Schedule 4.4(a), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Selling Companies or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate are not individually or in the aggregate material to the Selling Companies taken as a whole or individually or in the aggregate would adversely affect the consummation of the transactions contemplated hereby; or

(iv)

assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.4(a) are duly and timely obtained or made and, with respect to the Purchase, the approval of the Purchase and this Agreement by STS’ Shareholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Selling Companies or to any of their respective assets, except for violations which are not individually or in the aggregate material to the Selling Companies taken as a whole or individually or in the aggregate would adversely affect the consummation of the transactions contemplated hereby.

(b)	The affirmative vote of more than 50% of the voting power of the outstanding Shares in favor of the approval of this Agreement (the “Shareholder Approval”) is the only vote of the holders of any class or series of the Selling Companies’ securities necessary to approve this Agreement, the Purchase and the other transactions contemplated hereby that has not already occurred.

4.5 Financial Statements; Undisclosed Liabilities.

(a)	The unaudited consolidated balance sheet as of October 31, 2008 of STS and its consolidated Subsidiaries (the “Latest Balance Sheet”) and the unaudited consolidated statements of income, changes in stockholders’ equity and cash flows of STS and its consolidated Subsidiaries for the 10-month period then ended (such statements and the Latest Balance Sheet, the “Latest Financial Statements”) and the audited consolidated balance sheet, as of December 31, 2007 (the “Last Fiscal Year End”) of STS and its consolidated Subsidiaries (the “2007 Balance Sheet”) and the audited consolidated statements of income, changes in stockholders’ equity and cash flows, including the notes, of STS and its consolidated Subsidiaries for each of the three (3) years ended on the Last Fiscal Year End (the “Annual Financial Statements,” and together with the Latest Financial Statements, the “Financial Statements”) are based upon the books and records of STS and its consolidated Subsidiaries, have been prepared in accordance with GAAP consistently applied during the periods indicated and present fairly in all material respects the financial position, results of operations and cash flows of STS and its consolidated Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated, except that the Latest Financial Statements may not contain all notes and are subject to year-end adjustments; provided however, the Latest Financial Statements were prepared in such a manner that when made such year-end adjustments will not be material and will not differ materially from year-end adjustments made historically. Except as reflected or expressly reserved against in the Latest Balance Sheet, neither of STS nor any Subsidiary has any material liability, contingent or otherwise, except (a) a liability that has arisen after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice or (b) obligations under any Contract listed on a Schedule to this Agreement or under a Contract not required by this Agreement to be listed on a Schedule.

4.6 Absence of Certain Changes or Events.

(a)	Since December 31, 2007, the Selling Companies have not suffered any Company Material Adverse Effect and there are not any facts, circumstances or events that are reasonably likely to have a Company Material Adverse Effect.

(b)	Since December 31, 2007, except as disclosed on Schedule 4.6(b) or as otherwise expressly provided by this Agreement, the Business of the Selling Companies has been conducted in the ordinary course consistent with past practices and there has not been:

(i)	any declaration, setting aside or payment of any dividend or other distribution with respect to any equity of STS or any of its Subsidiaries (other than dividends and distributions permitted by Section 6.1), or any repurchase, redemption or other acquisition by STS or any of its Subsidiaries of any outstanding shares of Capital Stock or other securities of, or other ownership interests in, STS or any of its Subsidiaries;

(ii)	any split, combination or reclassification of any shares of the Selling Companies or any issuance or the authorization of any issuance of any securities of the Selling Companies;

(iii)	any amendment of any material term of any outstanding security of the Selling Companies;

(iv)	any incurrence, assumption or guarantee by the Selling Companies of any indebtedness for borrowed money;

(v)	any creation or other incurrence by the Selling Companies of any Lien on any Asset;

(vi)	except as disclosed on Schedule 4.6(vi) or as otherwise contemplated under Section 6.1(h) and in connection with Equity Investments, any making of any loan, advance or capital contributions to or investment in any Person;

(vii)	any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or Assets of the Selling Companies that is material to the Selling Companies, taken as a whole;

(viii)

any transaction or commitment made, or any contract or agreement entered into, by any of the Selling Companies relating to its Assets or Business (including the acquisition or disposition of any Assets) or any relinquishment by the Selling Companies of any contract or other right, in either case, material to the Selling Companies, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices or as contemplated by this Agreement;

(ix)	any change in any method of accounting or accounting principles or practice by STS or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP;

(x)	other than as disclosed on Schedule 4.11(b), any (1) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of STS or any of its Subsidiaries, (2) new or increase in benefits payable under any existing severance or termination pay policies or employment agreements, (3) any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any director or officer of STS or any of its Subsidiaries, (4) the establishment, adoption or amendment (except as required by applicable law) of any collective bargaining agreement, (5) the payment, establishment, adoption or amendment of any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of STS or any of its Subsidiaries, (4) increase in compensation, bonus or other benefits payable to any director or officer of STS or any Subsidiary of it, or increase in compensation of any employee of STS or any of its Subsidiaries other than Business wide annual adjustments in compensation in the ordinary course of business, consistent with past practice, or (5) loans by STS or its Subsidiaries to any officer, director or any employee, forgiveness of any indebtedness owed by an officer, director or employee to STS or any of its Subsidiaries or guarantees by STS or any of its Subsidiaries of any obligations of any officer, director or employee;

(xi)	any hiring or termination of any officer, member of senior management or key employee or consultant and STS or any of its Subsidiaries;

(xii)	any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of STS or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at December 31, 2007, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(xiii)	any tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed,

any amended tax returns or claims for Tax refunds filed, any closing agreement entered into, any tax claim, audit or assessment settled, or any right to claim a tax refund, offset or other reduction in tax liability surrendered; or

(xiv)	any contract, agreement, arrangement or understanding by STS or any of its Subsidiaries to do any of the things described in the preceding clauses (i) through (xiv).

4.7 Real Property.

(a)	The real property owned by the Selling Companies or demised by the leases listed on Schedule 4.7 constitutes all of the real property owned, leased (whether or not occupied and including any leases assigned or leased premises sublet for which any Selling Company remains liable), used or occupied by any Selling Company, other than public rights of way or private easements described in Section 4.7(k). As of the date hereof, the address, square footage and use of each item of Owned Real Property is set forth on Schedule 4.7.

(b)	STS or one of its Subsidiaries owns good insurable title to each parcel of real property identified on Schedule 4.7 as being owned by the Sellers (the “Owned Real Property”), free and clear of all Liens, except for Permitted Liens.

(c)	The leases of real property listed on Schedule 4.7 as being leased by a Selling Company (the “Leased Real Property”) are in full force and effect, neither tenant, nor, to the Knowledge of the Selling Companies, landlord, are in default, and a Selling Company holds valid and existing leasehold interests under each of such leases. The Leased Real Property and the Owned Real Property are, collectively, the “Real Property.”

(d)	The Real Property and improvements thereon are sufficient for the Selling Companies to conduct the Business as presently conducted and currently proposed to be conducted, and such improvements are in working condition ordinary wear and tear excepted.

(e)	Except for the Real Property Purchase Agreements, no Selling Company has entered into any contracts for the sale of the Owned Real Property nor are there any rights of first refusal or options to purchase any Owned Real Property.

(f)	There is no action, litigation, investigation, condemnation or proceeding of any kind, pending or, to the Knowledge of the Selling Companies, threatened, against all or any portion of any Real Property.

(g)	The present use and operation of the Real Property by the Selling Companies is in compliance in all material respects with applicable zoning and land use laws, and other applicable local, state and federal laws and regulations relating to the use and occupation of the Real Property.

(h)	All water, sewer, gas, electric, telephone, and drainage facilities and all other utilities required by law for the use and operation of the Real Property by the Selling Companies in the conduct of the Business have been installed to each Real Property and are in working order.

(i)	To the Knowledge of the Selling Companies, there is legal access to the Real Property from public roads sufficient for the use and operation of the Real Property by the Selling Companies in the conduct of their respective businesses, and such roads have been properly dedicated to the applicable governmental body, so that the Selling Companies are not responsible for the maintenance of such roads.

(j)	Schedule 4.7(j) identifies those Leased Real Properties upon which STS or any of its Subsidiaries has constructed a building or other permanent fixture.

(k)	All communication lines, towers or structures owned by STS or any Subsidiary are either situated on Owned Real Property or Leased Real Property, or within a public right-of-way or on private property pursuant to a valid private easement, which private easements are identified on Schedule 4.7(k), and which public right-of-ways will be shown on a map to be prepared and delivered by STS to Parent as Schedule 6.19 pursuant to Section 6.19 hereof, which Schedule 6.19 shall be deemed part of Schedule 4.7(k).

4.8 Litigation. Except as disclosed on Schedule 4.8, as of the date of this Agreement there are no actions, claims, suits, charges, proceedings and governmental investigations pending or, to the Knowledge of the Selling Companies, threatened, which (i) if determined or resolved adversely in accordance with plaintiff’s demands, individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect, or (ii) seeks to prevent, enjoin, alter or materially delay the Purchase or any of the other transactions contemplated hereby.

4.9 Information Statement. The Information Statement or similar materials distributed to the STS Shareholders in connection with the Purchase, including any amendments or supplements thereto will comply in all material respects with applicable federal securities laws, and the Information Statement will not, at the time that it or any amendment or supplement thereto is mailed to the Shareholders, at the time of the Shareholders’ Meeting or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading except that no representation is made by STS with respect to information supplied by Newco or Parent for inclusion in the Information Statement.

4.10 Taxes.

(a)	Tax Returns. For all years for which the applicable statutory period of limitation has not expired, STS and all of its Subsidiaries have timely and properly filed all material federal, state, local and foreign tax returns (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) which were or (in the case of returns not yet due but due on or before the date of the Closing, taking into account any valid extension of the time for filing) will be required to be filed. STS and each of its Subsidiaries have paid all taxes (including interest and penalties) and withholding amounts owed by it, except where the failure to pay such taxes or withholding amounts is not individually or in the aggregate material to STS and its Subsidiaries taken as a whole. No material, unpaid tax deficiencies have been proposed or assessed in writing against STS or any of its Subsidiaries and no material tax deficiencies, whether paid or unpaid, have been proposed or assessed in writing against STS or any Subsidiary since January 1, 2002. Except as set forth in Schedule 4.10, neither STS nor any Subsidiary is liable for any taxes attributable to any other Person, whether by reason of being a member of another affiliated group, being a party to a tax sharing agreement, as a transferee or successor, or otherwise.

(b)	Audits. Except as set forth on Schedule 4.10(b), there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Selling Companies’ Knowledge, threatened against or with respect to STS or any of its Subsidiaries in respect of any tax (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) or tax return. Except as set forth in Schedule 4.10(b), neither STS nor any of its Subsidiaries have consented to any extension of the statute of limitations with respect to any open federal, state or local tax returns.

(c)	Liens. Except as set forth in Schedule 4.10(c), there are no tax liens upon any property or Assets of STS or any of its Subsidiaries except for liens for current taxes not yet due and payable.

(d)	Withholding Taxes. STS and its Subsidiaries have properly withheld and timely paid all material withholding and employment taxes which they were required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to its employees or independent contractors. All Forms W-2 and 1099 required to be filed with respect thereto have been timely and properly filed except where the failure to file is not individually or in the aggregate material to STS and its Subsidiaries taken as a whole.

(e)	Other Representations. Neither STS nor its Subsidiaries has filed any consent under Section 34l(f) of the Code or agreed to have

Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341 (f)(4) of the Code) owned by STS or any of its Subsidiaries. Except as set forth on Schedule 4.10(e), during the five-year period ending on the date hereof, neither STS nor any of its Subsidiaries was a distributing or controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f)	Tax Notices. Neither STS nor any Subsidiary has received a written notice from a Tax authority in a jurisdiction where STS or the Subsidiaries do not file Returns to the effect that STS or the Subsidiaries are subject to taxation by that jurisdiction.

(g)	Tax Sharing Agreements. Neither STS nor any Subsidiary is a party to any Tax allocation or sharing agreement that will survive the Closing.

(h)	S Corporation Election. STS is a validly electing S corporation, within the meaning of Code Sections 1361 and 1362, and will be an S corporation up to and including the day immediately prior to the Closing Date. STS has also validly elected to be an “S corporation” in all state and local jurisdictions that recognize such status and in which it would, absent such an election, be subject to corporate income Tax, and has maintained its status as an “S corporation” in each such jurisdiction at all times since the date of such election. Schedule 4.10(h) identifies each Subsidiary that is a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code. Each Subsidiary so identified has been a qualified subchapter S subsidiary at all times since the date shown on such schedule up to an including the day prior to the Closing Date.

(i)	Section 280G. There is no contract, agreement, plan or arrangement covering any employee or former employee of either of STS or any Subsidiary that, individually or in the aggregate, could give rise to any amount that would not be deductible pursuant to Section 280G or 162 of the Code, excluding any actions taken by the Parent or Newco from and after the Closing Date.

4.11 Employees.

(a)	Schedule 4.11(a) lists each employee or independent contractor of STS or any Subsidiary as of the date of this Agreement, states the total number of employees or independent contractors and shows for each such employee or independent contractor, and in the aggregate, full-time, part-time and temporary status.

(b)

Schedule 4.11(b) lists each employee or independent contractor of STS or any Subsidiary as of the date of this Agreement and shows for each such employee annual salary or hourly compensation (with historical annual compensation for the most recently completed fiscal year), accrued and unused vacation hours and any other compensation payable (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), date of employment and position. To the Knowledge of the Selling Companies, no executive employee of STS and no group of employees of STS or any Subsidiary has any plans to terminate his, her or their employment. Neither STS nor any Subsidiary has any labor relations problem pending or, to the Knowledge of the Selling Companies, threatened, and its labor relations are satisfactory.

(c)	The employment of any terminated former employee of STS or any Subsidiary has been terminated in accordance with any applicable contract terms and applicable Law, and neither STS nor any Subsidiary has any liability under any contract or applicable Law toward any such terminated employee. The transactions contemplated by this Agreement will not cause STS or any Subsidiary to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(d)	Neither STS nor any Subsidiary has made any loans (except advances for business travel, lodging or other expenses in the Ordinary Course of Business) to any employee of STS or any Subsidiary.

(e)	No employee of STS or any Subsidiary is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated.

(f)	STS and each of the Subsidiaries has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(g)	There has been no lay-off of employees or work reduction program undertaken by or on behalf of STS or any Subsidiary in the past two years, and no such program has been adopted by STS or any Subsidiary or publicly announced, except for the termination of employment of all employees contemplated by Section 6.11(a) of this Agreement.

4.12 Employee Benefit Plans; ESOP Matters.

(a)	Schedule 4.12(a) lists each “Employee Benefit Plan” as defined in Section 3(3) of ERISA that STS or any Subsidiary maintains or sponsor or to which STS or any Subsidiary contribute or are obligated to contribute, or with respect to which STS or any Subsidiary has any current or potential obligation or liability

(b)	Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA and the Code.

(c)	All material contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such Employee Benefit Plan which is an Employee Pension Benefit Plan within the meaning set forth in ERISA § 3(2).

(d)	Each such Employee Benefit Plan which is an Employee Pension Benefit Plan has received a determination letter from the Internal Revenue Service, or is a prototype plan and the prototype sponsor has received a favorable opinion letter from the Internal Revenue Service, to the effect that it meets the requirements of Code §401(a).

(e)	STS has delivered or made available to Parent correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan.

(f)	There are no criminal proceedings against, and no material civil, arbitration, administrative or other proceedings or disputes by or against, the trustees, managers or administrators of the Employee Benefit Plans or STS or any Subsidiary in relation to the Employee Benefit Plans and none is pending or threatened.

(g)	Schedule 4.12(g) lists each employee of STS or any Subsidiary who is (i) absent from active employment due to short or long term disability, (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law, (iii) absent from active employment on any other leave or approved absence (together with the reason for each leave or absence) or (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment).

(h)	With respect to continuation rights arising under federal or state Law as applied to Employee Benefit Plans that are group health plans (as defined in Section 601 et seq. of ERISA), Schedule 4.12(h) lists (i) each employee, former employee or qualifying beneficiary who has elected continuation and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(i)	Neither STS nor any Subsidiary has any material unfunded liability under any such Employee Benefit Plan. STS has the right to modify and terminate benefits (other than vested pension benefits) with respect to both retired and active employees under such Employee Benefit Plans. The consummation of the transactions contemplated by this Agreement will not cause accelerated vesting, payment or delivery of any payment or benefit under or in connection with any such Employee Benefit Plan or constitute a “deemed severance” or “deemed termination” under any such Employee Benefit Plan otherwise with respect to, any current or former director, officer or employee of STS or any Subsidiary.

(j)	Schedule 4.12(j) sets forth the policy of STS or any Subsidiary with respect to accrued vacation, personal and sick time and earned time off applicable to the employees and the total amount of such liabilities with respect to the employees as of the end of the pay period immediately preceding the date hereof.

(k)	Each Employee Benefit Plan that is subject to Code Section 409A has been operated and administered in good faith compliance with Code Section 409A, and all regulations, notices and other guidance of general applicability issued thereunder, from the period beginning January 1, 2005, through Closing. Neither STS nor any Subsidiary have any obligation under or with respect to any Employee Benefit Plan that is currently subject to an excise tax under Code Section 409A. There is no stock option or other stock-based right granted under any Employee Benefit Plan that is subject to Code Section 409A.

(l)	The ESOP is (i) a qualified plan and tax-exempt trust within the meaning of Sections 401(a) and 501(a) of the Code, (ii) a duly created and validly existing trust under the laws of the State of Minnesota, and applicable legal requirements, including, without limitation, Section 4975(e)(7) of the Code, Section 54.4975-11 of the Treasury Regulations, and Section 407(d)(6) of ERISA; and (iii) has all requisite power and authority to carry out the purposes and conduct the affairs for which it was created and to own its assets.

4.13 Affiliate Transactions. Except as set forth on Schedule 4.13, no Insider has any contract with STS or any Subsidiary (other than employment not represented by a written contract and terminable at will), any loan to or from STS or any interest in any assets (whether real, personal or mixed, tangible or intangible) used in or pertaining to the business of STS or any Subsidiary (other than ownership of capital stock of the Selling Companies). No Insider has any direct or indirect interest in any competitor, supplier or customer of STS or any Subsidiary or in any Person from whom or to whom STS or any Subsidiary leases any property, or in any other Person with whom STS or any Subsidiary otherwise transacts business of any nature.

4.14 Environmental Laws.

(a)	As used in this Section 4.14, the following terms have the following meanings:

(i)	“Environmental Costs” means any and all costs and expenditures, including any reasonable fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any Environmental Permit, or any actions necessary to comply with any Environmental Law.

(ii)	“Environmental Law” means any Law or Order relating to pollution, contamination, Hazardous Materials, protection of human health and the environment, or any Environmental Permit, but not including Laws or Orders relating solely to worker health and safety such as the Federal Occupational Safety and Health Act.

(iii)	“Environmental Permit” means any permit, license, variance, exemption, registration, certificate or approval issued by or filed with any Governmental Entity pursuant to Environmental Law.

(iv)	“Environmental Reports” means, collectively, the documents identified on Schedule 4.14(h) and the documents prepared as part of Parent’s Environmental Review under Section 6.15 below.

(v)	“Hazardous Materials” means any pollutant; contaminant; dangerous, toxic or hazardous chemical or waste; dangerous, toxic or hazardous material; or dangerous, toxic or hazardous substance as defined in or otherwise governed by any Environmental Law, including any chemical waste, material, substance, pollutant or contaminant that might cause any injury to human health or to the environment or might subject the owner or operator of the Real Property to any Environmental Costs or liability under any Environmental Law.

(vi)	“Regulatory Action” means any actual or threatened claim, cause of action or legal proceeding with respect to STS or any Subsidiary brought or instigated by any Governmental Entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vii)	“Release” means the spilling, leaking, disposing, burying, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(viii)	“Third-Party Environmental Claim” means any actual or threatened claim, cause of action or legal proceeding (other than a Regulatory Action) brought or instigated by any Person based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)	To the Selling Companies’ Knowledge, no Third-Party Environmental Claim or Regulatory Action is pending or threatened, against the Real Property, STS or any of its Subsidiaries.

(c)	Except as disclosed in the Environmental Reports, all handling, transfer, transportation, treatment, or disposal of Hazardous Materials by STS or any of its Subsidiaries has been in compliance in all material respects with applicable Environmental Law.

(d)	No Real Property has ever been used by STS or the Subsidiaries, nor to the Knowledge of the Selling Companies and except as disclosed in the Environmental Reports, by any other Person, as a landfill, dump or other disposal or treatment area for Hazardous Materials.

(e)	Except as disclosed in the Environmental Reports, (i) there has not been any Release of any Hazardous Material by STS or any of its Subsidiaries on, under, about, from or in connection with the Real Property that reasonably could be expected to subject STS or any of its Subsidiaries to any material Environmental Costs or liability under Environmental Law; and (ii) the Real Property has been used and operated by STS and/or any of its Subsidiaries in compliance in all material respects with all applicable Environmental Law.

(f)	STS and each of its Subsidiaries has obtained all material Environmental Permits necessary to conduct its business as currently conducted. STS and each of its Subsidiaries has timely filed all material reports and notifications required to be filed under and pursuant to all applicable Environmental Law.

(g)	No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored by STS or any of its Subsidiaries on, under or about any part of the Real Property except in the ordinary course of business and in material compliance with applicable Environmental Law. To the Knowledge of the Selling Companies, except as disclosed in the Environmental Reports, (i) the Real Property contains no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides; (ii) no underground storage tanks are located on the Real Property, or have been located on the Real Property and then subsequently been removed or filled; and (iii) there are no wells or septic systems on the Real Property.

(h)	The Environmental Reports include all environmental reports and investigations that STS or any of its Subsidiaries has obtained or ordered with respect to STS, any of its Subsidiaries or the Real Property and copies have been delivered to Parent. Schedule 4.14(h) lists all Environmental Reports except those to be obtained pursuant to Section 6.15 after the execution hereof.

(i)	There is currently no unpaid Lien against STS, any of its Subsidiaries or any of the Owned Real Property in favor of any Person relating to or arising from (i) any liability under, or violation of, any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs on STS or any of its Subsidiaries. To the Selling Companies’ Knowledge there is currently no unpaid Lien against any of the Leased Real Property in favor of any Person relating to or arising from (i) any liability of STS or any of its Subsidiaries or to the Selling Companies’ Knowledge any other Person, or violation by STS or any of its Subsidiaries or to the Selling Companies’ Knowledge any other Person, of any applicable Environmental Law, (ii) any Release of Hazardous Materials by STS or any of its Subsidiaries or to the Selling Companies’ Knowledge any other Person, or (iii) any imposition of Environmental Cost on STS or any of its Subsidiaries.

The representations and warranties in this Section 4.14 are the sole and exclusive representations and warranties of the Selling Companies and the Shareholders concerning environmental matters.

4.15 Intangible Property. The Selling Companies are the owner of, or a licensee under a valid license for, all items of intangible property that are material to the Business of the Selling Companies as currently conducted, taken as a whole, including, without limitation, trade names, unregistered trademarks and service marks, brand names, patents and copyrights. As of the date of this Agreement, except as disclosed on Schedule 4.15, there are no claims pending or, to the Selling Companies’ Knowledge, threatened, that STS or any Subsidiary is in violation of any such intangible property rights of any third party which is reasonably likely to be material to the Selling Companies taken as a whole.

4.16 Compliance with Laws and Orders. Except with respect to the matters described in Sections 4.10, 4.11, 4.12 and 4.14, the Selling Companies are not in violation of or in default under any law, statute, rule or regulation having the effect of law of the United States or any state, county, city or other political subdivision thereof or of any government or regulatory authority (“Laws”) or writ, judgment, decree, injunction or similar order of any governmental or regulatory authority, in each case, whether preliminary or final, (an “Order”) applicable to the Selling Companies or any of their respective assets and properties which individually or in the aggregate is material to the Selling Companies taken as a whole.

4.17 Certain Agreements.

(a)	Except as set forth in Schedule 4.17(a), neither STS nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any Employee Benefits Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as described in Schedule 4.17(a) or except for any such matter that would not individually or in the aggregate be material to STS and its Subsidiaries taken as a whole, the transactions contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to any third party pursuant to, or accelerate the vesting or repurchase rights under, the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, Scheduled Agreement (as defined in Section 4.17(b)), agreement or other instrument or obligation to which STS or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound. Except as set forth in Schedule 4.17(a), there are no amounts payable by STS or its Subsidiaries to any officers of STS or its Subsidiaries (in their capacity as officers) as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination.

(b)	Except as set forth on Schedule 4.17(b), neither STS nor any of its Subsidiaries is a party to or bound by:

(i)	any (x) lease or sublease of real property or (y) other lease or sublease providing for annual rentals of Twenty-Five Thousand Dollars ($25,000) or more;

(ii)	any agreement for the sale, purchase or license of materials, supplies, goods, services, equipment or other tangible or intangible assets providing for scheduled annual payments by or to STS or its Subsidiaries of Fifty Thousand Dollars ($50,000) or more;

(iii)	any partnership, joint venture, development, alliance, agency, dealer, sales representative, marketing, distribution, or other similar agreement or arrangement;

(iv)	any agreement, contract or commitment relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2002;

(v)	any mortgages, indentures, loans or credit agreements, security agreements or other written agreements or instruments relating to the borrowing of money or extension of credit;

(vi)	any material agreement with any Affiliate of STS (or any of its Subsidiaries), with any director or officer of STS or any of its Subsidiaries, or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

(vii)	any agreement containing a non-compete agreement or other covenant that in either case would by its terms limit the freedom of the Parent, Newco or any of its Subsidiaries to compete in any material respect with any third party;

(viii)	except for negotiable instruments in the process of collection, any power of attorney outstanding or any contract, commitment or liability (whether absolute, accrued, contingent or otherwise) any agreement whereby STS or any of its Subsidiaries is a guarantor, surety, co-signer, endorser, co-maker, or indemnitor in respect of the contract or commitment of any other Person or entity;

(ix)	any leases, subleases, easements, licenses, deeds or contracts for deed or other use agreements by which STS or its Subsidiaries occupy or have the right to use or access land, tower or other structures or spaces including those rights of way and easements set forth on Schedule 4.7(k) (as such Schedule will be amended pursuant to Section 6.19), the termination of which, individually or in the aggregate, would be material to STS and its Subsidiaries taken as a whole;

(x)	any licensing or other agreements with respect to patents, trademarks, copyrights, or other intellectual properties (other than commercially available software which has a replacement value of less than Twenty-Five Thousand Dollars ($25,000));

(xi)	any investment banking agreement or financial advisory agreement; or

(xii)	any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to STS and its Subsidiaries, taken as a whole; or

(xiii)	any agreement that is not assignable or that requires notice to, or consent of, another party for an assignment to Parent or Newco pursuant to the Agreement.

(c)

Each agreement, contract, instrument, plan, lease, arrangement or commitment disclosed or required to be disclosed pursuant to Section 4.17(b) is referred to as a “Scheduled Agreement” and is a valid and binding agreement of STS or its Subsidiaries, as the case may be, and is in full force and effect with respect to STS or any of its Subsidiaries, as applicable. To the Knowledge of the Selling Companies, except as set forth on Schedule 4.17(b), each other party to any Scheduled Agreement, and neither STS nor any of its Subsidiaries is in default or breach in any material respect under the terms of any such Scheduled Agreement, which such default or breach would be material to STS and its Subsidiaries taken as a whole.

(d)	Except as otherwise disclosed on Schedule 4.17(d), all of the indebtedness referred to in Section 4.17(b)(v) is prepayable without penalty or premium.

4.18 Permits. STS and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations, certificates and approvals of all governmental or regulatory authority that are required from them to own, lease or operate their assets and to carry on their businesses (the “Permits”), except where the failure to have such Permit (other than a Permit required by the FCC Rules or under State Communications Laws and Regulations, as to which this exception shall not apply) would not individually or in the aggregate be material to STS and its Subsidiaries taken as a whole. Except for the Permits with the FCC and under the State Communications Laws and Regulations, and any other Permits that pursuant to the terms of the Permits or applicable law terminate upon change in ownership or control of the permitted facility or the Purchase, in and of itself, would not cause the revocation or cancellation of any Permit. Schedule 4.18 sets forth a true and complete list of all Permits, including but not limited to those obtained from the FCC and under the State Communications Laws and Regulations. There is no outstanding notice of cancellation or termination or, the Knowledge of the Selling Companies, any threatened cancellation or termination of the Permits with the FCC or pursuant to the State Communications Laws and Regulations and STS and its Subsidiaries is in compliance with the terms and conditions of such Permits, except to the extent any non-compliance would not be material to STS and its Subsidiaries taken as a whole. The Permits with the FCC and under the State Communications Laws and Regulations are not subject to any restrictions or conditions that limit the operation of the business, other than customary restrictions or limitations that are generally applicable to permits of that type. There are no applications by STS or its Subsidiaries or complaints by customers before the FCC or state regulatory authorities which administer State Communications Laws and Regulations or investigations, inquiries or proceedings pending or threatened related to the Permits with the FCC or the state regulatory authorities which administer State Communications Laws and Regulations that could reasonably be expected to have a Company Material Adverse Effect.

4.19 Brokers and Finders. Except for the fees and expenses payable to Greene Holcomb & Fisher, LLC, which fees and expenses are reflected in its agreement with STS, a redacted copy of which has been provided to Parent, STS has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

4.20 Intentionally Deleted.

4.21 Tangible Property Other than Real Property.

(a)	With respect to Tangible Property other than the Real Property, (i) the Selling Companies have good and marketable title, free and clear of all Liens except for Permitted Liens, to all of the Tangible Property used in the Business including but not limited to the Tangible Property reflected on the Latest Balance Sheet, or with respect to leased properties and assets, valid leasehold interests therein; (ii) the Selling Companies have sufficient personal property and other tangible assets to conduct the Business as presently conducted and currently proposed to be conducted; and (iii) all such Tangible Property is in operating condition, ordinary wear and tear excepted. Schedule 4.21(a) lists all material machinery, equipment and other Tangible Property other than Real Property used in the conduct of the Business as of the date of this Agreement.

(b)	No director, officer, employee or Affiliate owns or has an interest in any material asset used in the Business other than the Excluded Property (as defined in Section 6.16).

4.22 Intellectual Property Rights.

(a)	Set forth on Schedule 4.22(a) is a list of each patent or trademark registration which has been issued to STS or any of its Subsidiaries, which identifies each pending patent application or application for registration which STS or any of its Subsidiaries has made, and which identifies each material license, agreement, or other permission which STS or any of its Subsidiaries have granted to any third party with respect to each item identified in Schedule 4.22(a). Schedule 4.22(a) also identifies each registered or unregistered trade name and registered or unregistered trademark and domain names used by STS or any of its Subsidiaries in connection with any of the Business. With respect to each item identified in Schedule 4.22(a) (and except as set forth on Schedule 4.22(a):

(i)	STS or one of its Subsidiaries possesses all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction;

(ii)	the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; and

(iii)	no action, suit, proceeding, hearing, investigation, claim or demand is pending or threatened which challenges the legality, validity, enforceability, use, or ownership of the item.

(b)	To the Selling Companies’ Knowledge, neither STS nor any Subsidiary has infringed upon any intellectual property rights of third parties, and neither STS nor any of its Subsidiaries has received any claim or demand, alleging any such infringement. To the Selling Companies’ Knowledge, except as set forth on Schedule 4.22(b), no third party has infringed upon any intellectual property rights of STS or any Subsidiary.

(c)	Schedule 4.22(c) identifies each material item of intellectual property that any third party owns and that STS or any of its Subsidiaries uses pursuant to license, sublicense, agreement, or permission. With respect to each item identified in Schedule 4.22(c):

(i)	the license, sublicense, agreement, or permission covering the item is valid, binding, enforceable, and in full force and effect in all material respects; and

(ii)	neither STS nor any of its Subsidiaries nor any other party to the license, sublicense, agreement, or permission is in material breach or default.

(d)	All software that is used by STS or any of its Subsidiaries or is present at any facility or on any equipment of STS or any of its Subsidiaries is owned by STS or a Subsidiary or is subject to a current license agreement that covers all use of the software in the business of STS or any of its Subsidiaries as currently conducted. Neither STS nor any of its Subsidiaries is in breach of any license to, or license of, any software, except as would not have a Company Material Adverse Effect. Except as set forth on Schedule 4.23(d), STS and its Subsidiaries do not use, rely on or contract with any Person to provide service bureau, outsourcing or other computer processing services, in lieu of or in addition to their respective use of software. Following the Closing, Parent or Newco will have all rights to all software necessary to operate the Business as it is currently conducted.

4.23 Insurance.

(a)	Both STS and each Subsidiary has insurance relating to its business and covering property, fire, casualty, liability, workers’ compensation and all other forms of insurance customarily obtained by businesses in the same industry. Such insurance (i) is in full force and effect, (ii) is sufficient for compliance with all requirements of applicable law and of any contract to which STS or any of its Subsidiaries is subject and (iii) is valid and enforceable. Schedule 4.23 lists each policy of insurance in effect.

(b)	Schedule 4.23 lists by year for the current policy year and each of the two preceding policy years a summary of the loss experience under each policy involving any claim in excess of $50,000 setting forth (i) the name of the claimant, (ii) a description of the policy by insurer, type of insurance and period of coverage and (iii) the amount and a brief description of the claim. Schedule 4.23 also describes the loss experience for all claims in excess of $50,000 that were self-insured, including the aggregate cost of such claims.

4.24 Warranties. Schedule 4.24 lists as of the date of this Agreement all claims pending or threatened for product liability or breach of any warranty relating to any products sold or services performed by STS or any of its Subsidiaries. Such claims in the aggregate are not in excess of the reserve for product warranty claims set forth on the face of the Latest Balance Sheets. Schedule 4.24 describes the warranties for products sold or services performed by each of STS and the Subsidiaries. No product or service manufactured, sold, leased or delivered by STS or any of its Subsidiaries is subject to any guaranty, warranty or other indemnity other than such warranties.

4.25 Other Ventures, Investments. Except as described in Schedule 4.25 (each an “Equity Investment”), neither of STS nor any of its Subsidiaries owns of record or beneficially any equity ownership interest in any other Person, nor is it a partner or member of any partnership, limited liability companies or joint venture. Schedule 4.25 sets forth the income and/or losses historically allocated and cash distributed to either one of STS or its Subsidiaries for each such Equity Investment since January 1, 2002.

4.26 Bank Accounts; Power of Attorneys. Schedule 4.26 sets forth all accounts or safe deposit boxes at any bank or other financial institution of STS or its Subsidiaries, and the names of all Persons authorized to draw on or have access to such accounts and safe deposit boxes. Schedule 4.26 sets forth all powers of attorney entered into by STS or its Subsidiaries.

4.27 Prohibited Payments. Neither STS nor any of its Subsidiaries, nor any director, officer, agent or employee of STS or any of its Subsidiaries has, directly or indirectly: (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kick-back, or other payment to any Person, regardless of form, whether in money, property or services in violation of a legal requirement (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of STS or any of its Subsidiaries, or (b) established or maintained any fund or asset that has not been recorded in the books and records of STS or any of its Subsidiaries.

4.28 Disclosure; Information Supplied. To the Knowledge of the Selling Companies, no representation or warranty contained in this Agreement, and no statement contained in any Ancillary Document to be furnished or to be furnished by or on behalf of the Selling Companies to Parent or any of its representatives, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated therein or necessary, in light of the circumstances under which it was or will be made, in order to make such statement not misleading, or necessary in order to fully and fairly provide the information required to be provided in any such Ancillary Document. For purposes of this Agreement, “Ancillary Document” shall mean any certificate, instrument, agreement or other document delivered (1) on the date hereof, or (2) on the Closing Date or in connection with the Closing, in each case by or on behalf of STS or any of its Subsidiaries in accordance with the express terms of this Agreement.

4.29 Disclosure Controls and Procedures. Subject to (a) the qualifications and exceptions set forth in the Independent Auditor’s Report on Internal Control of Olsen Thielen & Co., Ltd., dated April 11, 2008 (the “Auditor’s Report”) and (b) the Knowledge of the Selling Companies, both STS and each of its Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Subject to (a) the exceptions set forth in the Auditor’s Report, and (b) the Knowledge of the Selling Companies, both STS and each of its Subsidiaries (i) have implemented and maintain disclosure controls and procedures designed to provide that material information relating to STS and each of its Subsidiaries is made known to the chief executive officer and chief financial officer of STS or each of its Subsidiaries by others within those entities, and (ii) have disclosed, based on its most recent evaluation prior to the date hereof, to STS or each of its Subsidiaries’ outside auditors any fraud, whether or not material, that involves management or other employees who have a significant role in STS and each of its Subsidiaries’ internal controls over financial reporting. Notwithstanding anything to the contrary in this Agreement, neither the Selling Companies nor the Shareholders are making any representations or warranties of any kind regarding the rules and regulations adopted pursuant to the Sarbanes-Oxley Act of 2002. For purposes of this Section 4.29, references to the Auditor’s Report are for purposes of cross referencing the qualifications and exceptions thereunder that relate to the representations and warranties set forth in this Section 4.29, and not for purposes of expanding the representations and warranties under this Agreement, or including in this Agreement any representations that were made to Olsen Thielen & Co., Ltd. in connection with the Auditor’s Report.

4.30 NewCore Wireless, LLC. Wireless Communications Venture, LLC, a Minnesota limited liability company (“WCV”), an Equity Investment of STS, is a member of NewCore Wireless, LLC, a Minnesota limited liability company (“NewCore”), with such membership having the rights and obligations set forth in that certain NewCore Member Control Agreement dated August 28, 2008 by and among WCV and Core Wireless Group, LLC (the “NewCore Member Control Agreement”). Except as set forth in the NewCore Member Control Agreement, there are no restrictions on transfer of WCV’s membership interest in NewCore. A true and correct copy of the NewCore Member Control Agreement has been provided to Parent. Pursuant to Section 6.3 of the NewCore Member Control Agreement, WCV is obligated to loan NewCore $4,500,000 on commercially reasonable terms and conditions (the “NewCore Loan”). WCV will borrow $1,500,000 from each of the three members of WCV, including STS, to obtain the $4,500,000 with which to make the NewCore Loan. STS agrees that, if the loan is made before the Closing, it will make the $1,500,000 loan to WCV, and STS and Parent agree that such loan will be an Excluded Asset and will remain the sole property of STS. STS and Parent agree that, if the loan is not made prior to Closing any obligation to make the loan will be a Retained Liability. STS and Parent further agree that, if Parent or Newco becomes the owner of STS’ membership interest in WCV (i.e., there is no Exercised ROFR and the Admission Consent is obtained), STS will make the $1,500,000 loan on behalf of (and instead of) Parent or Newco, and the loan will be the sole property of STS.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Selling Companies that:

5.1 Corporate Organization and Qualification. Each of Parent and Newco is or will be a corporation, limited liability company or other entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Parent Material Adverse Effect or adversely affect the consummation of the transactions contemplated hereby. Each of Parent and its Subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a Parent Material Adverse Effect or adversely affect the consummation of the transactions contemplated hereby.

5.2 Authority Relative to this Agreement. Each of Parent and Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Newco of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Newco and by Parent as sole shareholder of Newco, and no other corporate proceedings on the part of Parent and Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Newco and, assuming this Agreement constitutes the valid and binding agreement of the Selling Companies, constitutes the valid and binding agreement of each of Parent and Newco, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

5.3 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Newco nor the consummation by Parent and Newco of the transactions contemplated hereby will:

(a)	conflict with or result in any breach of any provision of the articles of incorporation, as amended, or the by-laws, respectively, of Parent or Newco;

(b)

require any consent, approval, authorization, permit or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR Act, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) such filings and consents as may be required by the FCC or the FCC Rules or under the State Communications Laws and Regulations, (iv) as may be required by any applicable state securities or “blue sky” laws or state takeover laws,

(v) such filings, consents, approvals, orders, registrations, declarations and filings as may be required under the laws of any foreign country in which Parent or any of its Subsidiaries conducts any business or owns any assets, (vi) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Purchase or the transactions contemplated by this Agreement or (vii) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not individually or in the aggregate have a Parent Material Adverse Effect or adversely affect the consummation of the transactions contemplated hereby;

(c)	result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate are not material to Parent and its Subsidiaries taken as a whole or adversely affect the consummation of the transactions contemplated hereby; or

(d)	assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or to any of their respective assets, except for violations which would not individually or in the aggregate be material to Parent and its Subsidiaries taken as a whole or adversely affect the consummation of the transactions contemplated hereby.

5.4 Information Statement. None of the information supplied by Parent or Newco in writing for inclusion in any Information Statement, if one is provided, will, at the time that it or any amendment or supplement thereto is mailed to the Shareholders, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.5 Brokers and Finders. Except as set forth on Schedule 5.5, neither Parent nor Newco has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI.

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Conduct of Business of the Selling Companies. During the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Selling Companies will conduct their operations in accordance with their ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, preserve intact their current business organizations, keep available the service of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, the Selling Companies will not, without the prior written consent of Parent:

(a)	issue, deliver, sell, dispose of, pledge or otherwise Lien, or authorize or propose the issuance, sale, disposition or pledge or other Lien of (i) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (ii) any other securities in respect of, in lieu of, or in substitution for, outstanding Shares on the date hereof;

(b)	redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its Outstanding Shares;

(c)	split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any outstanding Shares or otherwise make any payments to Shareholders in their capacity as such, provided that “upstream” dividends paid by a Subsidiary to STS may be paid, and dividends and distributions as provided in Section 6.1(o) may be made;

(d)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Selling Companies (other than the Purchase or as provided in Section 6.23);

(e)	adopt any amendments to its articles of incorporation, certificate of formation, by-laws or member control agreements or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

(f)	make any acquisition, by means of merger, consolidation or otherwise, or disposition, of Assets or securities other than in the ordinary course of business consistent with past practice or as required by this Agreement;

(g)	intentionally deleted;

(h)	incur any indebtedness for borrowed money or guarantee any such indebtedness or make or refinance any loans, advances or capital contributions to, or investments in, any other Person, other than loans, investments and advances between any Selling Companies and in connection with those capital calls required to be made in connection with any Equity Investments as set forth on Schedule 6.1(h) attached hereto;

(i)	grant any bonuses or any increases in the compensation of any of its directors, officers or employees or make any changes to wage scales or severance agreements, other than annual raises consistent with past practice;

(j)	pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect as of December 31, 2007 to any director or officer or employee, whether past or present or enter into any deferred compensation benefits;

(k)	enter into any new or materially amend any existing employment or severance or termination agreement with any director, officer or key employee;

(l)	except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, Multiemployer Plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(m)	enter into any collective bargaining agreement;

(n)	change any of their methods of accounting in effect on December 31, 2007, other than changes required by GAAP or the FCC;

(o)	except as contemplated under this Agreement or as set forth in Schedule 6.1(o), make any distributions of assets to their respective shareholders except as necessary to provide such shareholders cash to pay tax obligations, and to reduce the Closing Date Working Capital to an amount not to exceed the Target plus $5,000,000, which must include at least $1,000,000 of Cash on Hand at Closing;

(p)	will cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(q)	the Selling Companies will not (i) dispose of or acquire any Assets except (A) in the Ordinary Course of Business or (ii) otherwise transfer any Asset, including cash, among any Subsidiary or entities in which either of STS or a Subsidiary holds an equity investment, except in connection with the Equity Investments as set forth on Schedule 6.1(q) attached hereto;

(r)	the Selling Companies will not make any investments, either in the form of equity or debt, in any proposed new ventures, except in connection with the Equity Investments as set forth on Schedule 6.1(r) attached hereto; or

(s)	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

6.2 No Solicitation of Transactions. The Selling Companies and the Majority Shareholders agree that, as of the date of this Agreement, they have, and have caused each officer, director or employee of, or any investment banker, attorney or other advisor or representative of STS and its Subsidiaries to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party (as defined below) conducted prior to the date hereof with respect to any Competing Transaction (as defined below). Neither the Majority Shareholders nor STS shall permit STS or any of the Selling Companies to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, STS or any of the Selling Companies to (i) solicit or initiate, encourage, or facilitate, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than Parent, Newco or any Affiliates thereof (a “Third Party”) to acquire equity of STS or any of the assets of STS or any of the Selling Companies pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, (a “Competing Transaction”); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction; or (iii) enter into any agreement with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction or enter into any agreement requiring it to abandon, terminate or fail to consummate the Purchase and the other transactions contemplated by this Agreement. Nothing contained on the Agreement shall prevent the Board of Directors from making any disclosure to STS’ Shareholders as required by applicable law.

6.3 Reasonable Efforts.

(a)	Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions. The Selling Companies will use commercially reasonable efforts to obtain the required consents set forth on Schedule 6.3 attached hereto (“Required Consents”) and Governmental Authorizations necessary for the consummation of the transactions contemplated by this Agreement.

(b)	Without limiting the foregoing, promptly after the date of this Agreement, the appropriate Selling Company will make all filings and submissions required by them or it under the HSR Act, the FCC Rules, the MPUC Rules, the IUB Rules and any other law applicable to the Selling Companies, required for the consummation of the transactions contemplated by this Agreement requested to be filed by any of the Selling Companies, with the Selling Companies to be responsible for any filings with the MPUC. The Selling Companies will use commercially reasonable efforts to obtain an early termination of the applicable waiting period under the HSR Act. The Selling Companies will cooperate in all commercially reasonable respects with the Parent with respect to any filings or submissions and will promptly inform Parent of any communication from the Federal Trade Commission, Department of Justice, FCC, MPUC, IUB or any other Governmental Entity. The Selling Companies will promptly comply with any request for additional information made by the relevant Governmental Entities, engage in good faith discussions and negotiations with the relevant Governmental Entities, and use commercially reasonable efforts to respond to any proceedings by the relevant Governmental Entities.

6.4 Access to Information. Upon reasonable notice, the Selling Companies shall afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Representatives”), in order to evaluate the transactions contemplated by this Agreement and perform reasonable integration planning consistent with law, reasonable access, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to their properties, books and records and, during such period, shall furnish or make available reasonably promptly to such Representatives all information concerning their business, properties and personnel as may reasonably be requested. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section VI for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreements between STS and Parent dated January 3, 2008 (the “Confidentiality Agreement”), shall continue to apply with respect to information furnished by the Selling Companies and their officers, employees, counsel, accountants and other authorized representatives hereunder.

6.5 Publicity. The parties hereto agree that neither this Agreement nor the contents of this Agreement may be disclosed to any party not specifically subject to a confidentiality agreement until such time as the Parent has disclosed such information or filed this Agreement with the SEC. The Parent and Shareholders’ Representative will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Purchase (including the merger consideration) and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

6.6 Directors and Officers Insurance Reimbursement. At Closing Parent shall reimburse the Selling Companies up to Sixty Thousand Dollars ($60,000) for the cost of directors’ and officers’ liability insurance and fiduciary insurance policies (or tail coverage) covering the individuals who are presently covered by the Selling Companies’ directors’ and officers’ liability insurance and fiduciary insurance, with respect to claims arising from facts or events which occurred at or before the Effective Time for no more than $2,000,000 of coverage.

6.7 Financial Commitment. Upon execution of this Agreement, Parent delivered to STS a commitment letter for financing related to the transactions contemplated hereunder (the “Commitment Letter”), and assuming the satisfaction of the conditions set forth in the Commitment Letter are met the Parent will have the funds necessary to consummate the Purchase.

6.8 Investigation and Agreement by the Parties; No Other Representations or Warranties.

(a)	Each of the Parent Parties, on the one hand, and the Selling Companies, on the other, agrees that, except for the representations and warranties made by the other party that are expressly set forth in Article IV and Article V of this Agreement, as applicable, neither the other parties nor any of their Representatives or Affiliates have made and shall not be deemed to have made to such party or to any of its Representatives or Affiliates any representation or warranty of any kind. Without limiting the generality of the foregoing, each party agrees that except as expressly set forth in this Agreement, neither the other parties nor any of their Affiliates make or have made any representation or warranty to such party or to any of its representatives or Affiliates with respect to:

(i)	any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof), future capital expenditures or future customer retention or churn or future financial condition (or any component thereof) of the other party or any of its Subsidiaries or the future business, operations or affairs of the other party or any of its Subsidiaries heretofore or hereafter delivered to or made available to such party or its counsel, accountants, advisors, lenders, representatives or Affiliates; and

(ii)	any other information, statement or documents heretofore or hereafter delivered to or made available to such party or its counsel, accountants, advisors, lenders, representatives or Affiliates with respect to the other party or any of its Subsidiaries or the business, operations or affairs of the other party or any of its Subsidiaries.

(b)	Notwithstanding anything to the contrary in this Agreement, each party shall be entitled to rely on the representations and warranties of the other party contained in Article IV or V of this Agreement.

6.9 401(k) Plans. Prior to the Closing Date STS (or any other Selling Company if applicable) will, if so requested by the Parent, terminate any 401(k) Plan and Shareholders will be responsible for the payment prior to Closing of any obligations that have accrued prior to the Closing Date under any such 401(k) Plan. In the event that the Parent requests that the 401(k) Plan be terminated prior to the Closing Date, STS will contribute to the 401(k) Plan any amounts STS has accrued for discretionary matching or discretionary profit sharing contributions pursuant to the terms of the 401(k) Plan. Any obligations of STS under a 401(k) Plan or profit sharing payment accrued as of the Closing Date and not paid at or before Closing shall be the responsibility of the Shareholders and to the extent the terms of any such 401(k) Plan do not allow for termination without liability, the Shareholders shall be responsible for any additional payments due under such 401(k) Plan that accrue after the Closing until such time as Parent can, without liability, terminate any such 401(k) Plan.

6.10 Employee Benefits; ESOP; Phantom Stock Plan.

(a)	That certain Sherburne Tele Systems, Inc. Employee Stock Ownership Plan and Trust, as amended dated December 27, 2006 (the “ESOP”) shall be terminated immediately prior to the Closing Date and any expense or liability related to the operations of the ESOP either related to the ESOP prior to the Closing Date or after the Closing Date, the ESOP Trustee’s misstatement or omission of or failure to disclose a material fact related to the transactions contemplated under this Agreement to the ESOP Participants in connection with the solicitation of the approval of the transactions contemplated under this Agreement shall remain the responsibility of the Shareholders.

(i)	After Closing, Parent or Newco and STS shall appoint a committee of three or more individuals who (A) are currently employees of

STS, and (B) will be employed by Parent or Newco following the Closing whose sole responsibility and authority pursuant to such appointment is limited to overseeing the ESOP’s termination process on behalf of the STS Board of Directors.

(ii)	As soon as possible following the Closing Date, STS shall submit the ESOP, by the filing of IRS Form 5310, to the IRS for a determination (“Determination Letter”) that the form of the ESOP is qualified under section 401(a) and 501(c) of the Code upon its termination.

(b)	That certain Sherburne Tele Systems, Inc. Phantom Stock Plan, as amended dated April 24, 2008 (the “Phantom Stock Plan”) and any other deferred compensation plan or program shall be terminated immediately prior to the Closing Date and any amounts due thereunder shall be paid by STS prior to the Effective Date. For avoidance of doubt, any rights of the participants to the Phantom Stock Plan that would vest as a result of the transactions contemplated under this Agreement shall be deemed vested as if the Phantom Stock Plan was in effect as of the Closing Date and the Shareholders shall be responsible for any payments due under the Phantom Stock Plan for any such vested rights.

(c)	After the execution hereof but prior to Closing, Parent or Newco may determine that it desires to assume one or more of the STS’ Employee Benefit Plans (except for the Phantom Stock Plan or the ESOP). If Parent or Newco make such a determination with respect to a particular Employee Benefit Plan, such Employee Benefit Plan shall become an Assumed Liability only for purposes of such transfer subject to the obligations set forth in Section 9.1(c) hereof and STS will transfer such Employee Benefit Plan to Parent or Newco and the parties hereby agree to cooperate to obtain any consent or waiver related to any such transfer. In addition, if so requested by Parent, STS shall terminate those additional Employee Benefit Plans that Parent so requests be terminated.

6.11 Employees; Employee Benefits.

(a)	Immediately before the Closing, the Selling Companies shall terminate all of their employees and immediately after the Closing, Parent or Newco shall offer employment to all of such employees, subject to Parent’s standard employment procedures. The Selling Companies shall be responsible for severance payments or unemployment benefits created by or imposed upon the Selling Companies by law, if any, due either as a result of the transactions contemplated under this Agreement or as a result of a particular employee of the Selling Companies not accepting employment with the Parent or Newco. Notwithstanding the foregoing, Parent shall administer and pay for any COBRA obligations related to any employee who does not accept employment with the Parent or Newco after the Closing.

(b)	Following the Closing, Parent or Newco shall provide individuals who accept employment with the Parent or Newco after the Closing Date (the “Affected Employees”), for so long as such Affected Employees remain employed by Parent, Newco or any Subsidiary of Parent or Newco, employee benefits that are comparable to those provided to employees of Parent in positions comparable to positions held by Affected Employees with Parent, Newco or its Subsidiaries from time to time after the Closing Date. For purposes of eligibility to participate and vesting in all benefits provided to Affected Employees (and covered dependents) including vacation time, Affected Employees will be credited with their years of service with STS and its Subsidiaries.

(c)	In the event that Parent or Newco terminates the employment of any Affected Employee who accepts employment with Parent or Newco and executes the Parent’s confidentiality agreement and non-competition agreement the form of which is attached hereto as Exhibit D (the “Employee Agreements”) without Cause (as defined on Schedule 6.11(c) attached hereto) within six (6) months of the Closing (the “Employment Period”), Parent or Newco shall pay such terminated Affected Employee severance equal to one (1) months’ base pay for such Affected Employee for each month remaining until the conclusion of the Employment Period; provided, however, no such Affected Employee shall be entitled to any severance to the extent such Affected Employee is offered comparable employment within a 30 mile radius of Big Lake, Minnesota with Parent or any of its Affiliates (which term, for these purposes, shall include the Subsidiaries).

(d)	Prior to the Closing, STS shall terminate any agreements between STS and its current or former employees, officers or directors that provide for any change of control or severance payments or commitment of employment or payments in the future (the “Change of Control Agreements”) and will pay all amounts due under such agreements. Any such payments shall be deemed to be Bonus Payments for purposes of this Agreement.

(e)	Nothing contained in this Section 6.11 shall create any third party beneficiary rights in any manager, officer or employee or former manager, officer or employee (including any beneficiary or dependent thereof) of the Selling Companies in respect of continued employment for any specified period of any nature or kind whatsoever.

(f)	Notwithstanding anything to the contrary in this Section 6.11, an Affected Employee shall not be entitled to receive severance payments under this Section 6.11 if he or she voluntarily terminates his or her employment with Parent or Newco.

(g)	Subject to the indemnification obligations set forth in Section 9.1(c), any health savings account, flexible spending account or other such accounts maintained by STS for the Affected Employees set forth on Schedule 6.11(g) attached hereto (the “HSAs”) shall be transferred to Parent or Newco at the Closing, including any and all documentation related thereto. The Board of STS shall take any corporate actions necessary to transfer such HSAs to Parent or Newco.

6.12 Parent Approvals. On or before the date provided in Section 1.4 for the Closing to occur, Parent shall incorporate Newco and cause Newco to adopt this Agreement and approve the Purchase in accordance with the MBCA or other applicable law.

6.13 Upcoming Financial Statements. STS shall deliver to the Parent up and until the Closing Date, prepared in accordance with GAAP, consolidated financial statements for each quarter and year ending on or before the Closing Date (“Upcoming Financial Statements”) in a form reasonably satisfactory to the Parent, with quarterly statements to be delivered no later than thirty (30) days after the completion of the applicable quarter and the annual statements to be prepared in a manner consistent with past practice and audited, with the audited financial statements for fiscal year 2008 to be delivered to the Parent no later than March 31, 2009. If the Parent requires the Upcoming Financial Statements to be reviewed or re-audited, the Parent shall pay any expenses related to such re-audit or review.

6.14 Intentionally Deleted.

6.15 Environmental Review. As soon as is reasonably possible, and in no event no later than sixty (60) days after the date of this Agreement, at the Parent’s expense, Parent shall obtain Phase I Environmental Site Assessments meeting the current ASTM standard and the United States Environmental Protection Agency’s “All Appropriate Inquiry” standard (“Phase I Reports”) for each parcel of real property listed on Schedule 6.15 (“Material Real Property”) that is owned by the Selling Companies and shall cause copies of the same to be delivered to STS. At Parent’s expense, Parent may, in addition to the Phase I Reports, promptly and diligently conduct any other environmental assessments, including but not limited to soil tests, well tests, engineering inspections and environmental site assessments of the Material Real Property (the Phase I Reports and any such additional assessments, collectively, the “Environmental Review”); provided, however, that prior to conducting any invasive “Phase II” type sampling of soils and/or groundwater, the relevant parties shall enter into an access agreement negotiated in good faith and containing commercially reasonable terms. Parent shall use reasonably commercial efforts to complete the Environmental Review within one hundred twenty (120) days after the date of this Agreement, but in any event shall complete the Environmental Review as soon as reasonably possible. STS shall provide reasonable access and information to Parent and otherwise reasonably cooperate with Parent in the Environmental Review. To the extent Parent conducts any invasive testing on the Material Real Property, it shall promptly repair any and all resulting damage to the Material Real Property unless waived by STS in writing. Parent shall cause copies of all reports prepared for Parent as part of the Environmental Review to be delivered to STS promptly after Parent has received the same. Within twenty (20) days after the conclusion of the Environmental Review, Parent will notify STS in writing of any remedial actions that Parent reasonably deems necessary to be taken as a result of the Environmental Review

(“Environmental Corrections”) in order for the Selling Companies to be brought into compliance with Environmental Law, or to prevent Parent or Newco from incurring material liability or Environmental Costs under Environmental Law. Environmental Corrections shall not include any remedial actions the costs of which, in the aggregate, would not reasonably be expected to exceed Seventy-Five Thousand Dollars ($75,000). STS will have twenty (20) days after receipt of Parent’s notice of Environmental Corrections to notify Parent in writing that it is declining to complete the Environmental Corrections, in which case Parent may, at its sole discretion, either terminate this Agreement by written notice given to STS within ten (10) days after receipt of notice that STS has declined to complete the Environmental Corrections, or waive the Environmental Corrections and proceed to Close pursuant to Section 1.4 of this Agreement. If STS does not notify Parent that it is declining to complete the Environmental Corrections as provided in the preceding sentence, then STS will have sixty (60) days after receipt of Parent’s notice of Environmental Corrections to complete or make arrangements for the completion, including the payment, of any Environmental Corrections. If the Environmental Corrections are not completed, or satisfactory arrangements for the completion of such Environmental Corrections are not agreed upon to the Parent’s reasonable satisfaction within sixty (60) days of receipt of Parent’s notice of the Environmental Corrections, Parent may, at its sole discretion (1) subject to Section 9.1(g) with respect to remediation and other response actions related to Releases of Hazardous Materials, undertake to complete the Environmental Corrections either before or after Closing with the reasonable cost thereof being reimbursed to Parent or escrowed by the Selling Companies at Closing; (2) waive the Environmental Corrections and proceed to Close pursuant to Section 1.4 of this Agreement; or (3) postpone Closing until such Environmental Corrections have been completed; provided, however, that if STS has not completed any Environmental Correction within ninety (90) days of receipt of Parent’s notice of the Environmental Corrections despite its commercially reasonable efforts to do so, and provided further that STS has promptly initiated efforts and thereafter has diligently attempted to complete such Environmental Correction, Parent may not exercise the remedy in clause (1) of this paragraph and the Closing shall be postponed until the Environmental Correction has been completed but no later than the Termination Date. Neither the Environmental Review nor a waiver of any or all Environmental Corrections by Parent pursuant to this Section shall limit Parent’s right to indemnification pursuant to Article IX of this Agreement.

The Selling Companies will cooperate with Parent to allow Parent to complete the actions contemplated under this Section 6.15 and will allow Parent and its representatives access to the Material Real Property in order to complete the Environmental Reviews and to consider possible Environmental Corrections.

6.16 Excluded Property; Eddy Family Foundation. The parties hereto acknowledge that those certain directors, officers, employees, Shareholders of the Selling Companies listed on Schedule 6.16 and/or the “Eddy Family Foundation” own personal property located at the Selling Companies set forth in Schedule 6.16 (the “Specifically Excluded Property”). The Specifically Excluded Property shall be removed no later than the Effective Time; provided, however, if the owner of the Specifically Excluded Property fails to remove the Specifically Excluded Property prior to the Effective Time, the Parent agrees that the owner of the Specifically Excluded Property may take an additional ten (10) days to remove the Specifically Excluded Property but neither the Parent nor Newco shall have any responsibility or liability regarding such Specifically Excluded Property during such period and if the Specifically Excluded Property is not removed during the ten (10) day period, the Parent or Surviving Corporation may remove such Specifically Excluded Property at the expense of the Shareholders. To the extent the books and records of the Eddy Family Foundation have been maintained at or by a Selling Company, such books and records shall be removed from the Selling Companies immediately prior to the Effective Time and neither Parent nor Newco shall have any further obligations regarding the Eddy Family Foundation.

6.17 Estoppel Certificates. The Selling Companies shall use reasonable efforts to deliver to Parent prior to Closing Date estoppel certificates from each landlord under the leases for any Material Real Property (the “Ground Leases”) in form reasonably acceptable to Parent, stating that the Ground Lease is in full force and effect and that the tenant is not in default and confirming the rental amount, expiration date and existence of any renewal or purchase option under each applicable Ground Lease; provided, that Parent acknowledges such landlords may not be obligated to provide such estoppel certificates, and accordingly, the Selling Companies’ failure to deliver such estoppel certificates after reasonable efforts shall not be a basis for Parent to terminate this Agreement.

6.18 CTC Waiver; UNE Replacement.

(a)	Prior to Closing, the Selling Companies shall obtain the written consent and waiver from Consolidated Telephone Company (“CTC”) of CTC’s right of first refusal in accordance with the terms of Section 18A (the “CTC Waiver”) of that certain Partitioning and Asset Purchase Agreement dated March 21, 2007 by and between STS and CTC (the “700 MHz Partition Agreement”). Attached as Exhibit 6.18(a) is a form of CTC Waiver that Parent would accept in substance, or any other reasonable form of consent and waiver that is consistent with the 700 MHz Partition Agreement. If the Selling Companies fail to obtain the CTC Waiver prior to Closing, then the assets and liabilities associated with the 700 MHz Partition Agreement shall be Excluded Assets and Retained Liabilities and the Cash Purchase Price shall be reduced by an amount equal to $1,278,000 as full consideration for the failure to obtain the CTC Waiver (the “CTC Waiver Deduction”). The parties agree that the portion of the Cash Purchase Price allocated to the assets included in the right of first refusal under the 700 MHz Partition Agreement is $1,278,000. The Selling Companies shall have the right to retain any of the proceeds paid to the Selling Companies in connection with the CTC’s exercise of its rights of refusal, and such proceeds shall constitute an Excluded Asset.

(b)	Prior to the Closing, the Selling Companies shall complete the UNE Replacement set forth on Schedule 3.1(j). Assuming the Selling Companies obtain the CTC Waiver:

(i)	if the Infrastructure Replacement is not completed, the Cash Purchase Price will be reduced by an amount equal to the value of the Incomplete Infrastructure Replacement Costs which shall be determined pursuant to Section 6.18(c) below;

(ii)	if the Selling Companies replace at least 850 Loops by Closing, the Selling Companies will be reimbursed at Closing the Maximum UNE Replacement Reimbursement Amount; or

(iii)	if the Selling Companies replace fewer than 850 Loops, the Selling Companies will not be reimbursed for the full UNE Replacement Reimbursement Amount at Closing but will be reimbursed by an amount equal to the Maximum UNE Replacement Reimbursement Amount minus Loop Deficiency (as defined below) multiplied by $685 (the “UNE Reimbursement Reduction”) in addition to the $75,000 reduction called for by Section 3.1(j);

For purposes of this Section 6.18 the “Loop Deficiency” shall equal 850 Loops minus the actual number of Loops replaced.

(c)	Calculation of Incomplete Infrastructure Replacement Costs.

(i)	At least twenty (20) days prior to the Closing Date, STS will deliver to Parent (a) written certification that the Infrastructure Replacement has been completed such that the 700 MHz system is operable and capable of sustaining customer use for replacing approximately 679 lines in Mora, approximately 505 lines in Cambridge and approximately 302 lines in Princeton (the “Infrastructure Replacement Standard”), or (b) an itemized list of the items still to be completed with respect to the Infrastructure Replacement and a detailed estimate of the cost related to such remaining items (the “Estimated Incomplete Infrastructure Replacement Costs”). If, upon inspection, the Parent determines in good faith that the Infrastructure Replacement does not conform to the Infrastructure Replacement Standard as certified by STS, Parent shall submit to STS an itemized list of items still to be completed with respect to the Infrastructure Replacement, with such list becoming the Incomplete Infrastructure Replacement Costs. The Estimated Incomplete Infrastructure Replacement Costs delivered to Parent or STS shall include all of the supporting schedules setting forth in reasonable detail all amounts included in the Estimated Incomplete Infrastructure Replacement Costs.

(ii)

Parent or STS shall have ten (10) days after the receipt of the Estimated Incomplete Infrastructure Replacement Costs (the “UNE Review Period”) to accept or reject the Estimated Incomplete Infrastructure Replacement Costs. If the receiving party accepts the Estimated Incomplete Infrastructure Replacement Costs as provided pursuant to Section 6.18(d)(i) above, the amount set forth on the Estimated Incomplete Infrastructure Replacement Costs shall be the Incomplete Infrastructure Replacement Costs for purposes of any reduction to the Cash Purchase Price and the

Estimated Cash Purchase Price pursuant to Section 3.1 hereof. If the receiving party does not accept or agree with the Estimated Incomplete Infrastructure Replacement Costs (an “Estimated Incomplete Infrastructure Replacement Costs Dispute”), the receiving party will notify the other in writing regarding the nature of the Estimated Incomplete Infrastructure Replacement Costs Dispute no later than the end of business on the final day of the UNE Review Period. The parties shall, in good faith, attempt to resolve any Estimated Incomplete Infrastructure Replacement Costs Dispute for a period of ten (10) days (the “UNE Dispute Period”). If the parties cannot agree upon a resolution to any Estimated Incomplete Infrastructure Replacement Costs Dispute during the UNE Dispute Period, the amount of the Estimated Incomplete Infrastructure Replacement Costs Dispute will be added to the True-Up Reserve Amount and the parties will resolve the Estimated Incomplete Infrastructure Replacement Costs Dispute at a later date according to the procedure set forth in Section 3.4 of this Agreement.

All actions taken by the Selling Companies prior to the Closing pursuant to and in accordance with this Section 6.18 and Section 3.1(j) hereof shall be deemed approved by Parent for purposes of Section 6.1 of this Agreement.

6.19 Easements and Rights of Way. Prior to the Closing the Selling Companies shall provide the Parent Schedule 6.19 in the form attached hereto, which shall set forth (a) for each public right of way described in Section 4.7(k), a map that shows the location and the Selling Companies’ asset at such location, and (b) for each private easement described in Section 4.7(k), the location, the Selling Companies asset at such location, and the identification of the documentation for such private easement. Prior to Closing, the Selling Companies shall deliver to Parent copies of the documentation for each private easement described in Section 4.7(k).

6.20 Capital Calls. In the event a Selling Company receives notification of any mandatory capital calls related to any Equity Investments that is not set forth on Schedule 6.1(h), STS shall notify Parent in writing regarding the details of such capital call and the applicable Selling Company shall make a capital contribution to related to such Equity Investment as a result of such capital call.

6.21 Bonus Payments. The parties hereto agree that STS will, directly or indirectly through a paying agent (the “Payroll Agent”), pay any and all Bonus Payments immediately prior to or at the Closing. The parties hereto acknowledge and agree that regardless of how such Bonus Payments are paid, the consideration to be paid by Parent at the Closing may be in part used to pay such Bonus Payments. For avoidance of doubt, however, regardless of how, when or by whom the such Bonus Payments are paid to the recipients, all documentation and reporting related to such Bonus Payments, as well as applicable withholding, STS’ portion of payroll taxes and payment of any taxes withheld (the “Tax Reporting”) shall be the sole responsibility of STS prior to the Closing Date and shall be completed by STS or the Payroll Agent prior to or at Closing such that neither Parent nor Newco after the Effective Date shall have any liability or responsibility, financial, administrative or otherwise, for such Bonus Payments or Tax Reporting. The Shareholders shall be responsible for any claims or Damages related to such Bonus Payments and for any fees, expenses and other obligations or liabilities associated with the Paying Agent to the extent not paid by STS at or prior to the Closing. For purposes of this Agreement, the term “Bonus Payment” means any payments for transaction bonuses, phantom stock payments, stay put payments, change of control payments or other payments due to current or former employees, consultants, officers or directors as a result of the Purchase or other transactions described in this Agreement.

6.22 Transaction Expenses. At or prior to Closing, STS shall pay any fees, costs and expenses incident to the Purchase which remain unpaid at the Effective Time including but not limited to any fees owed to Greene Holcomb & Fisher, LLC, and Leonard, Street and Deinard Professional Association, other advisors, ESOP Trustee, counsel and accountants and other fees, costs and expenses incurred by the Selling Companies in connection with or as a result of the transactions contemplated hereby, including with respect to accountants and other attorneys (including without limitation counsel or other advisors to the ESOP and the ESOP Trustee) (the “Transaction Fees”). For avoidance of doubt, any agreement, written or oral, related to or giving rise to any Transaction Fees shall be Retained Liabilities and shall remain at all times the responsibility of the Selling Companies or the Shareholders if such Transaction Expenses are not paid prior to Closing.

6.23 Name Changes; Dissolution of the Selling Companies; Noncompetition Agreement.

(a)	Immediately upon Closing the Selling Companies shall amend their organizational document filed with the Minnesota Secretary of State to (a) change the name of the Selling Companies to a name that is not similar to the current name of any Selling Company and that is approved by Parent (which approval will not be unreasonably withheld), and (b) change the registered offices of each Selling Company to a location that is not owned or leased by Parent or Newco following the Closing. As soon as practical after the Closing Date but in compliance with the MBCA, ERISA and any other Law, all of the Selling Companies except STS will liquidate and terminate their corporate existence.

(b)	The parties hereto agree that STS may maintain its corporate existence after the Closing solely for the purpose of winding up its affairs. Notwithstanding the foregoing, after the Closing but prior to the termination of each such entities’ corporate existence, none of the Selling Companies (including STS) shall conduct any business activities nor shall any of the Selling Companies hold any investment in any entity, venture or otherwise that competes in any way with the business of Parent or Newco except that the Selling Companies may conduct limited activities and hold an investment in connection with any Equity Investment that becomes an Excluded Asset pursuant to Section 6.24.

(c)	Notwithstanding anything to the contrary in this Agreement, no provision of this Agreement, including but not limited to this Section 6.23 shall limit or restrict any Selling Companies involvement with any Equity Investment that becomes an Excluded Asset retained by the Selling Companies pursuant to Section 6.24 of the Purchase Agreement, including such Selling Companies involvement as a proprietor, principal, agent, partner, officer, director, governor, stockholder, member, employee, member of any association, consultant or otherwise.

6.24 Equity Investment Transfer; ROFR; Admission Consents.

(a)	The Selling Companies will use commercially reasonable efforts to obtain written waivers of all rights of first refusal, options to purchase, or similar features, and all consents or approvals necessary to transfer to Parent or Newco both governance and financial rights associated with the Equity Investments (each a “ROFR”) and all consents or approvals necessary to admit the Parent or Newco as a limited liability company member of each Equity Investment (each an “Admission Consent”) in accordance with the procedures set forth and described on Schedule 7.3(i) attached hereto. For purposes of this Agreement, a ROFR shall be deemed exercised (an “Exercised ROFR”) if the Selling Companies cannot transfer to the Parent or Newco at the Closing all of the financial and governance rights the Selling Companies had in the related Equity Investment. The parties hereto agree that the values set forth on Schedule 6.24 attached hereto for each Equity Investment equal the portion of the Asset Value being paid by the Parent hereunder allocated to each such Equity Investment.

(b)

The Equity Investment Deduction for purposes of Section 3.1 shall be calculated in accordance with this paragraph. If there is an Exercised ROFR for a particular Equity Investment, the Equity Investment Deduction shall be an amount equal to the total amount payable by the issuer of such Equity Investment or the other equity holders of such Equity Investment in connection with the Exercised ROFR. Such amount shall be determined according to the applicable governing documents of such Equity Investment (the “ROFR Purchase Price(s)”) and for avoidance of doubt shall not be based upon the purchase price allocation set forth on Schedule 6.24 attached hereto unless such ROFR Purchase Prices are determined to be the same under such governing documents. If there is an Exercised ROFR but the ROFR Purchase Price is not determined at or prior to the Closing Date, then there shall be no Equity Investment Deduction in connection with such undetermined ROFR Purchase Price, and the Selling Companies agree to promptly pay to Parent or Newco upon such determination the amount of the ROFR Purchase Price. The Selling Companies agree that in order to secure the payment of the ROFR Purchase Price owed by the Selling Companies to the Parent at the Closing the Selling Companies will pledge the applicable Equity Investment to Parent or Newco and grant to Parent or Newco a first priority security interest in and a general lien upon such Equity Investment, and all cash, securities, interest, distributions, rights and other property at any time and from time to time received, receivable or otherwise distributed in regard of or in exchange for any or all of such Equity Investment and the Selling Companies agree to execute any documents or instruments reasonably necessary to document and perfect the pledge and grant of such security interest contemplated under this Section 6.24 (the “Security Documents”). If an Admission Consent for a particular Equity Investment is not obtained prior to Closing and Parent waives any closing condition contained in Section 7.3(i), then the Equity Investment Deduction shall equal the value set forth on Schedule 6.24.

(c)	Notwithstanding anything to the contrary in this Agreement, if any Subsidiary or affiliated entity of the Parent or Newcos that is an equity holder in one of the Equity Investments (the “Parent Entities”) is the equity holder in an Equity Investment that exercises such equity holder’s ROFR, then any Equity Investment Deduction shall be reduced by the amount paid by such Parent Entities, the Selling Companies hereby assign to the Parent without recourse to the Selling Companies all ROFR Purchase Price proceeds payable by the Parent Entities, and Parent shall retain such amount without paying it to the Selling Companies.

(d)	Parent and Selling Companies shall agree upon any written communications to third parties, confer where appropriate and otherwise keep each other informed with respect to all actions in obtaining waivers and consents to any ROFRs and in obtaining the Admission Consents. If any ROFR with respect to an Equity Investment is exercised or any Admission Consent is not obtained, the particular Equity Investment shall become an Excluded Asset and any other liabilities or contract obligations related to such Equity Investment in any manner shall become a Retained Liability of the Selling Companies.

(e)	Notwithstanding anything to the contrary in attached Schedule 7.3(i) or the related member control agreements, neither the Selling Companies, nor Parent or Newcos, will agree in the ROFR notices to a separate sale of the governance rights and financial rights associated with the Equity Investments.

(f)

Parent and Newcos agree to cause the Parent Entities that are members of any of the issuing companies in which the Selling Companies hold Equity Investments to (i) vote as members of such issuing companies, and to cause their representatives on the boards of governors of such issuing companies to vote, in favor of the transfer of the Equity Investments from the Selling Companies to Parent or Newcos (as applicable) as provided in the ROFR notices, (ii) to vote against an exercise of the ROFRs by such issuing companies, (iii) to approve of the transfer of the governance rights from the Selling Companies to Parent or Newcos (as applicable) as provided in the ROFR notices, and (iv) to take such other actions as are necessary under the governing documents of such issuing companies to complete the transfer of the Equity Investments from the Selling Companies to Parent or Newcos (as applicable) as provided in the ROFR notices.

(g)	Parent and Newcos agree that in the event the Equity Investments become Excluded Assets they will (i) approve, and will cause the Parent Entities to approve, and their representatives of the boards of governors of the issuing companies to approve, of any subsequent transfers of such Equity Investments by the Selling Companies to any third party purchasers, and (ii) take such other actions under the governing documents of such issuing companies to assist the Selling Companies in transferring the entire Equity Investments to such third party purchasers.

6.25 Cable Program Agreements. Within thirty (30) days of the date hereof, the Selling Companies shall provide the Parent Schedule 6.25, which shall set forth a complete list of all of the cable program agreements to which the Selling Companies are a party as well as those that require consent for the transfer thereof. Upon delivery, Schedules 4.17(b) and 6.3 shall be deemed amended and revised solely for the purpose of disclosing the information listed on Schedule 6.25. Prior to Closing, the Selling Companies shall deliver to Parent copies of the cable program agreements described on Schedule 6.25.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE PURCHASE

7.1 Conditions to Each Party’s Obligations to Effect the Purchase. The respective obligations of each party to effect the Purchase are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)	Shareholder Approval. The Purchase and this Agreement shall have been duly approved by the Shareholders in accordance with applicable law and the Articles of Incorporation, as amended, of STS.

(b)	Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated or that would create a Company or Parent Material Adverse Effect.

(c)	Governmental Filings and Consents. All Required Consents and Governmental Authorizations, orders and approvals (i) set forth on Schedule 7.1(c), and (ii) the waiting periods under the HSR Act shall have expired or been terminated and the FCC and applicable state regulatory bodies issuing consents and orders pursuant to State Communications Laws and Regulations shall have issued final orders that are not subject to appeal, reversal, reconsideration or stay.

7.2 Conditions to the Selling Companies’ Obligations to Effect the Purchase. The obligations of the Selling Companies to effect the Purchase are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)	The representations and warranties of Parent and Newco contained in this Agreement shall be true and correct at and as of the Effective Time as though made on and as of such date except (i) for changes specifically permitted by this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (iii) for such exceptions that do not individually or in the aggregate constitute a Parent Material Adverse Effect) and the Selling Companies shall have received a certificate of the President or a Vice President of Newco to the foregoing effect.

(b)	Parent and Newco shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and the Selling Companies shall have received a certificate of the President or a Vice President of Newco to the foregoing effect.

(c)	The transactions contemplated under the Real Property Purchase Agreements shall have closed.

7.3 Conditions to the Parent’s and Newco’s Obligations to Effect the Purchase. The obligations of Parent and Newco to effect the Purchase are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)	The representations and warranties of the Selling Companies contained in this Agreement shall be true and correct at and as of the Effective Time as though made on and as of such date (except (i) for changes specifically permitted by this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (iii) for such exceptions that do not individually or in the aggregate constitute a Company Material Adverse Effect), and the Parent shall have received a certificate of the President of each Selling Company to the foregoing effect.

(b)	The Selling Companies shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate of the President of each Selling Company to the foregoing effect.

(c)

There shall not have been commenced any proceeding by any governmental authority or other Person (i) challenging or seeking to make illegal or otherwise restrain or prohibit consummation of the Purchase or seeking to obtain material damages relating to consummation of the

Purchase or (ii) seeking to restrain or prohibit Parent’s ownership or operation of all or any material portion of the Assets or Business of the Selling Companies, taken as a whole, or to compel Parent or to dispose of all or any material portion of the Business or Assets of the Selling Companies, taken as a whole.

(d)	Each Majority Shareholder shall have executed a non-competition agreement in the form attached thereto as Exhibit E (the “Shareholder Non-Competition Agreement”).

(e)	The Selling Companies shall have repaid any and all bank debt and capital lease obligations and any other Indebtedness owed by either of STS or any wholly-owned Subsidiaries of STS and to release any guarantees or Liens related to such bank debt or capital lease obligations and obtained releases of all Liens securing such Indebtedness;

(f)	The transactions contemplated under the Real Property Purchase Agreements shall have closed.

(g)	Intentionally Deleted.

(h)	If required by Parent and at the expense of Parent, STS shall have prepared re-audited financial statements for the two (2) prior fiscal years completed as of the Closing Date as well as reviewed interim financial statements as required by the SEC in a form and condition satisfactory to the Parent to be included in the Parent’s current and periodic reports filed with the SEC as well as any consent from the auditors of such financial statements or information required for the Parent to use and include such financial statements and information in the Parent’s financial statements or periodic reports.

(i)	The procedures described on Schedule 7.3(i) attached hereto related to the complete transfer of each of the Equity Investments shall have been completed such that the status of the transfer of each of the Equity Investments to the Parent or Newco shall be sufficiently determined so as to confirm if an Equity Investment will or will not be transferred to Parent or Newco.

(j)	Parent shall have obtained any necessary waivers or amendments from the RTFC as required by the Commitment Letter, as administrative agent for the Parent’s Amended and Restated Credit Agreement, including but not limited to a release regarding the obligation to require any Subsidiary of STS to provide a subsidiary guarantee.

(k)

The Rural Telephone Finance Cooperative shall be legally and financially able to provide the financing in the Commitment Letter, or Parent is otherwise able to obtain financing from another source in amounts and on terms at least as favorable to Parent as those in the Commitment Letter. In the event that Parent terminates the Agreement pursuant to this paragraph (k), Parent will reimburse STS for its fees and expenses (including without limitation attorney fees and costs, accountants fees and costs) in connection with the Agreement and the transactions contemplated thereby up to a maximum of $500,000.

7.4 Closing Deliverables.

(a)	On the Closing Date, the Selling Companies shall deliver to the Parent or Newco the following:

(i)	any documentation required to be delivered pursuant to Section 7.3 above;

(ii)	each of the Selling Companies shall deliver to the Parent an officers and incumbency certificate, which shall include the following: (a) certified organizational documents and governing documents for each of the Selling Companies; (b) resolutions of the board of directors and equity holders of each of the Selling Companies, and good standing certificates for each of the Selling Companies.

(iii)	an executed bill of sale in the form attached hereto as Exhibit F (“Bill of Sale”);

(iv)	an executed assumption agreement attached here as Exhibit G (“Assignment and Assumption Agreement”);

(v)	an executed assignment of intellectual property in the form attached here as Exhibit H (“IP Assignment and Assumption Agreement”);

(vi)	any deeds or other documentation or instruments required to be delivered under Real Estate Purchase Agreement;

(vii)	any other conveyance documents required to be executed and delivered by the Parent;

(viii)	an executed Escrow Agreement;

(ix)	the Required Consents and Governmental Authorization set forth on Schedule 7.1(c);

(x)	any Contract Waivers obtained prior to the Closing;

(xi)	documentation related to the CTC Waiver, if any;

(xii)	any other executed ancillary documents contemplated under this Agreement; and

(xiii)	any Security Documents.

(b)	On the Closing Date Parent and/or Newco shall deliver to the Selling Companies at Closing:

(i)	any documentation required to be delivered pursuant to Section 7.2 above;

(ii)	the Estimated Cash Purchase Price less the Escrow Amount;

(iii)	the executed Escrow Agreement;

(iv)	the executed Assignment and Assumption Agreement;

(v)	the executed IP Assignment Agreement;

(vi)	each of the Parent and any Newco shall deliver to the Selling Companies an officers and incumbency certificate, which shall include the following: (a) certified organizational documents and governing documents for each of the Parent and any Newco; (b) resolutions of the board of directors of Parent authorizing the transactions contemplated hereunder, and good standing certificates for each of the Parent and any Newco.

(vii)	any other executed ancillary documents contemplated under this Agreement; and

(viii)	any documentation or instruments required to be delivered under the Real Estate Purchase Agreements.

ARTICLE VIII.

TERMINATION; AMENDMENT; WAIVER

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Purchase may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and STS.

8.2 Termination by Either Parent or the Selling Companies. This Agreement may be terminated and the Purchase may be abandoned by Parent or the Selling Companies (collectively but not singularly) if (i) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Purchase and such order, decree, ruling or other action shall have become final and non-appealable, or (ii) the STS Shareholder Approval shall not have been received at the Shareholder Meeting duly called and held or any adjournment or postponement thereof, or (iii) the Effective Time shall not have occurred on or before May 31, 2009, provided, that either Parent or the Selling Companies may upon written notice to the other party unilaterally extend such date from May 31, 2009 to July 31, 2009 (the latter of such applicable dates referred to in this Agreement as the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.2(iii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close.

8.3 Termination by Parent. This Agreement may be terminated by Parent and the Purchase may be abandoned at any time prior to the Effective Time, if (i) any Selling Company shall have failed to perform in any material respect any of its material obligations under this Agreement or the Real Estate Purchase Agreements to be performed at or prior to such date of termination, which failure to perform is not cured, within thirty (30) days after the receipt by the Selling Companies of written notice of such failure or a longer period of time if the Selling Companies are diligently pursuing such cure, or (ii) any breach of a representation or warranty of the Selling Companies contained in this Agreement shall have occurred that would cause the condition set forth in Section 7.3(a) not to be satisfied; provided, that such failure to satisfy such condition is not cured, within thirty (30) days after the receipt by STS of written notice of such failure or a longer period of time if the Selling Companies are diligently pursuing such cure.

8.4 Termination by STS. On behalf of the Selling Companies, this Agreement may be terminated by STS and the Purchase may be abandoned at any time prior to the Effective Time if (i) Newco or Parent shall have failed to perform in any material respect any of their material obligations under this Agreement or the Real Estate Purchase Agreements to be performed at or prior to such date of termination, which failure to perform is not cured, within thirty (30) days after the receipt by Parent of written notice of such failure or a longer period of time if the Parent and/or Newco are diligently pursuing such cure, or (ii) any breach of a representation or warranty of Newco or Parent contained in this Agreement shall have occurred that would cause the condition set forth in Section 7.2(a) not to be satisfied; provided, that such failure to satisfy such condition is not cured, within thirty (30) days after receipt by Parent of written notice of such failure or a longer period of time if Parent and/or Newco are diligently pursuing such cure.

8.5 Effect of Termination. Each party’s right of termination under this Article VIII is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Article VIII, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 8.6, 9.5, 9.1, 9.2 and the last two sentences of 6.4, Articles X and XII and any other provisions hereunder that by their nature are intended to survive termination; provided that if this Agreement is terminated by a party because of the breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

8.6 Extension; Waiver. At any time prior to the Effective Time, each of Parent, Newco and STS (on behalf of all Selling Companies) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX.

INDEMNIFICATION

9.1 Indemnification by the Selling Companies and Majority Shareholders.

(a)	The Shareholders and the Selling Companies will jointly and severally indemnify in full Parent and/or Newco and their respective shareholders, directors, officers, employees, agents, successors and assigns and hold it harmless against any Damages arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties contained in Article IV of this Agreement or any closing certificate delivered by or on behalf of the Selling Companies pursuant to this Agreement, or (ii) any Additional Indemnified Item (as defined in Section 9.1(c)) (collectively, “Parent Damages”).

(b)	The Selling Companies and Shareholders will indemnify Parent and/or Newco and their respective shareholders, directors, officers, employees, agents, successors and assigns for Parent Damages pursuant to Section 9.1(a)(i) only if the aggregate amount of all Parent Damages attributable thereto exceeds Seven Hundred Fifty Thousand Dollars ($750,000) (the “Deductible Amount”), in which case the Selling Companies and Shareholders will be liable for any amounts in excess of the Deductible Amount.

(c)	Except for the following (each an “Additional Indemnified Item” and collectively, the “Additional Indemnified Items”) the Shareholders’ and the Selling Companies’ liability for Parent Damages will not exceed the aggregate amount of the Indemnification Amount:

(i)	Any Damages related to any fraudulent or willful misconduct by the Shareholders or the Selling Companies;

(ii)	Any Damages related to any breach of the representations and warranties set forth in Sections 4.1, 4.2, 4.3 and 4.9;

(iii)	Any Damages related to any breach of any of Sections 6.2, 6.9, 6.10, 6.11(d), 6.21 or 6.22 by the Selling Companies or any Shareholder;

(iv)	Any amounts for which the Selling Companies or Shareholders are responsible pursuant to Section 3.4(c) or the last sentence of Section 6.10(b);

(v)	Any Damages related to any Taxes (or the non-payment thereof) of either of the Selling Companies or the Shareholders for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, including but not limited to Taxes imposed on the Selling Companies or the Shareholders resulting from the consummation of the transactions contemplated by the Agreement;

(vi)	Any Damages related to any liability of the Selling Companies, whether known or unknown and whether realized or contingent, existing as of the Closing Date under any Environmental Law or with respect to any Hazardous Material (except with respect to Laws or Orders relating solely to worker health and safety such as the Federal Occupational Safety and Health Act), regardless of whether a breach of a representation or warranty has occurred;

(vii)	Any Damages related to a Selling Companies’ ownership of St. Cloud Wireless Holdings, LLC and/or the St. Cloud Wireless Transaction, including any indemnification obligations under the agreements relating to the sale of that business or any costs or expenses related to STS’s role as tax matters partner for St. Cloud Wireless Holdings, LLC;

(viii)	Any Damages related to liabilities with respect to any Employee Benefit Plan and any other incentive, compensation or benefit provided to the employees of the Selling Companies, including but not limited to the ESOP, but excluding any Employee Benefit Plan assumed by Parent or Newco pursuant to Section 6.10 or 6.11 hereof, and all liabilities related thereto;

(ix)	Any Damages related to any amounts paid or promised to be paid on any Dissenter’s Shares;

(x)	Any monetary obligations specifically enumerated in the Agreement to be paid by the Shareholders or the Selling Companies including but not limited to expenses under Sections 6.16 and 12.1 or any Real Estate Purchase Agreement to the extent not paid by STS at or prior to Closing.

(xi)	Any Damages related to the Retained Liabilities set forth in items (b), (c), (d), (e) and (k) of the Retained Liabilities.

Indemnification for any Additional Indemnified Items shall not be paid from the Indemnification Escrow Amount without Parent’s consent but shall be paid by the Shareholders directly to the Parent and shall not be subject to the Deductible Amount or any limitations pursuant to Section 9.4. Shareholders obligation to indemnify the Parent for Damages for any Additional Indemnification Item that arise under Section 9.1(c) shall survive the Closing Date as follows: (i) obligations under Sections 9.1(c)(iv), (vii), (viii), (ix) and (x) shall survive as long as amounts due under such sections are due or can arise, (ii) obligations under Section 9.1(c)(vi) shall survive for a period that expires on the tenth (10th) anniversary of the Closing Date, (iii) obligations under Sections 9.1(c)(i) or (ii) shall survive indefinitely, and (iv) obligations under for any other Additional Indemnification Items shall survive as long as Parent can experience any Damages for any reason for such Additional Indemnification Item or, to the extent determinable, the statutes of limitation applicable to any such Additional Indemnification Item expires; provided, however, that Parent Damages shall include any Damages incurred by Parent in a dispute with any third party regarding the expiration of the statute of limitation related to any such Additional Indemnification Item.

(d) Notwithstanding anything herein to the contrary, payments for any Parent Damages or Additional Indemnified Items shall be limited to the amount of Parent Damages, if any, that remains after deducting therefrom (i) any Tax benefits that are actually realized by Parent with respect to such Parent Damages, to the extent such benefits are readily identifiable, (ii) any insurance proceeds and any indemnity contribution or other similar payment actually recovered by Parent from any third party with respect thereto, and (iii) any provision or reserve provided for the item in question reflected as a current liability on the face of the Latest Balance Sheet.

(e) If Parent has a claim for indemnification under this Section 9.1, Parent will deliver to the Shareholders’ Representative one or more written notices of Parent Damages under clause (i) of Section 9.1(a) (each a “Parent Claim”), prior to 18 months following the Closing Date. If Parent has a claim for indemnification for an Additional Indemnification Item or a claim under clause (iii) of Section 9.1(a), Parent will deliver to the Shareholders’ Representative one or more written notices of such claims (“Additional Claims”) prior to the applicable time limit set forth in Section 9.1(c). The Selling Companies and the Shareholders will have no liability under Section 9.1(a) unless the written notices required by the two preceding sentences are given by the dates specified. Any Parent Claim or Additional Claim will state in reasonable detail the basis for such Parent Damages to the extent then known by Parent and the nature of the Damages for which indemnification is sought, and it may state the amount of the Damages claimed. If such Parent Claim or Additional Claim (or an amended Parent Claim or Additional Claim) states the amount of the Damages claimed and Shareholders’ Representative notifies Parent that the Shareholders’ Representative does not dispute the claim described in such notice or fails to notify Parent within 20 business days after delivery of such notice by Parent whether the Shareholders dispute the claim described in such notice, the Damages in the amount specified in Parent’s notice will be admitted by Shareholders (an “Admitted Claim”), and Shareholders will pay the amount of such Damages to Parent either in accordance with Section 9.1(f) or directly. If Shareholders’ Representative has timely disputed the liability of Shareholders with respect to a Parent Claim or Additional Claim (or an amended Parent Claim) stating the amount of any Damages claimed, Shareholders’ Representative and Parent will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved within sixty (60) days after delivery of the Shareholders’ Representative’s notice, Parent may pursue arbitration in accordance with Section 10.1 hereof. If a Parent Claim or Additional Claim does not state the amount of the Parent Damages claimed, such omission will not preclude Parent from recovering from the Shareholders the amount of the Damages described in such Parent Claim or Additional Claim if any such amount or an estimate thereof is subsequently provided in an amended Parent Claim or Additional Claim within ninety (90) days of the original delivery of the Parent Claim or Additional Claim. In order to assert its right to indemnification under this Article IX, Parent will not be required to provide any notice except as provided in this Section 9.1(e).

(f) Parent and the Shareholders will cause the amount of any Parent Damages for a Parent Claim, or at Parent’s option an Additional Claim, to be released to Parent from the Indemnification Amount within 10 days following the determination of Shareholders liability for and the amount of a Parent Damage (whether such determination is made pursuant to the procedures set forth in this Section 9.1, by agreement between Parent and the Shareholders’ Representative or by arbitration award). To the extent funds are available in the Indemnification Amount, the Escrow Agent shall satisfy the Shareholders obligation for a Parent Claim, or at Parent’s option an Additional Claim, by transfer of monies in the Indemnification Amount to Parent. The Shareholders shall pay the amount of any Parent Damages for an Additional Claim not paid from the Indemnification Amount as provided in this Section to be paid to Parent within (10) days following the determination of Shareholders’ liability for such Damages.

(g) Notwithstanding anything to the contrary herein, if any remediation or other response action is required in connection with a Release of Hazardous Materials for which Shareholders are liable under this Article IX, Parent shall give written notice to Shareholders’ Representative stating in reasonable detail the nature and extent of the Release and the remediation or other response action required to the extent then known to Parent, and Shareholders’ Representative may, at its option and expense, participate in such remediation or response action as provided in this Section 9.1(g). Parent and/Newco shall furnish to Shareholders’ Representative copies of all relevant reports and other documentation in its possession or under its control, without charge but subject to the Confidentiality Agreement, and Shareholders’ Representative shall notify Parent of its election to participate in the remediation or other response action, in writing, within twenty (20) days after receiving Parent’s written notice and all relevant documentation. If Shareholders’ Representative elects to participate in the remediation or other response action, Parent shall obtain Shareholders’ Representative’s advance approval of any contractors or consultants and Parent’s plans for the same (which approvals shall not be unreasonably withheld, conditioned or delayed), shall perform the same diligently as required under the circumstances, shall keep Shareholders’ Representative informed of any progress, and shall furnish copies of reports and other material documentation to Shareholders’ Representative without charge but subject to the Confidentiality Agreement. Parent and the Surviving Corporation shall grant access to and otherwise cooperate with Shareholders’ Representative and its agents, contractors and consultants, without charge but subject to the Confidentiality Agreement, as required to permit them to participate in such remediation or other response action.

(h) Notwithstanding any other provision of this Agreement, Parent agrees that the liability of the Shareholders other than the Majority Shareholders shall be limited to their portion of the Indemnification Amount held by the Escrow Agent from time to time. Parent agrees that any claims made against Shareholders other than with respect to the Indemnification Amount will be made only against the Majority Shareholders, and the Majority Shareholders agree that they shall have joint and several liability for the entire amount owed to Parent with respect to such claims, without reduction of any kind for any portion of such amount that might for any reason be attributable to the Shareholders other than the Majority Shareholders.

9.2 Indemnification by Parent.

(a) Parent and Newco, if any, will jointly and severally indemnify in full the Selling Companies and their respective shareholders, directors, officers, employees, agents, successors and assigns and hold them harmless against any Damages arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties contained in Article V of this Agreement or in any certificate delivered by or on behalf of Parent or Newco pursuant to this Agreement, (ii) any breach of any of the agreements of Parent contained in this Agreement, (iii) any Assumed Liabilities or (iv) except as otherwise provided in Section 9.1, conduct of the business and ownership and operation of Parent, Newco or the Business and the Real Property after the Closing Date ( the “STS’ Damages”).

(b) Parent and Newco will indemnify Selling Companies and their respective shareholders, directors, officers, employees, agents, successors and assigns for STS’ Damages pursuant to Section 9.2(a)(i) only if the STS’ Damages attributable thereto exceeds the Deductible Amount, in which case Parent will be liable for the STS’ for any amounts in excess of the Deductible Amount; provided, that any STS’ Damages that arise pursuant to Sections 5.1, 5.2, Section 9.2(a)(iii) or Section 11.5 shall not be subject to the Deductible Amount.

(c) With the exception of STS’ Damages resulting from fraudulent or willful misconduct by Parent, or with respect to any Assumed Liabilities, liability for STS’ Damages will not exceed the aggregate amount of the Indemnification Amount.

(d) If STS has a claim for indemnification under Section 9.2(a)(i), STS will deliver to Parent one or more written notices of STS’ Damages prior to the 18 months following the Closing Date. If STS has a claim for indemnification for a claim under clauses (ii), (iii) or (iv) of Section 9.2(a), STS will deliver to Parent one or more written notices of such claims. Parent will have no liability under Section 9.2(a)(i) unless the written notice required by the first sentence of this Section 9.2(d) is given by the date specified. Any written notice will state in reasonable detail the basis for such STS Damages to the extent then known by STS and the nature of STS Damages for which indemnification is sought, and it may state the amount of STS Damages claimed. If such written notice (or an amended notice) states the amount of STS Damages claimed and Parent notifies STS that Parent does not dispute the claim described in such notice or fails to notify STS within twenty (20) business days after delivery of such notice by STS whether Parent disputes the claim described in such notice, STS Damages in the amount specified in STS’ notice will be admitted by Parent, and Parent will pay the amount of such STS Damages to STS in accordance with Section 9.2(e). If Parent has timely disputed its liability with respect to such claim, Parent and STS will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved within sixty (60) days after delivery of Parent’s notice, STS may pursue arbitration in accordance with Section 10.01 hereof.

If a written notice does not state the amount of STS Damages claimed, such omission will not preclude STS from recovering from Parent the amount of STS Damages with respect to the claim described in such notice if any such amount is promptly provided once determined. In order to assert its right to indemnification under this Article IX, STS will not be required to provide any notice except as provided in this Section 9.2(d).

(e) Parent shall pay the amount of any STS’ Damages to STS within ten (10) days following the determination of Parent’s liability for such amount of STS’ Damages (whether such determination is made pursuant to the procedures set forth in this Section 9.2, by agreement between STS’ and Parent or by arbitration award).

9.3 Third-Party Actions.

(a) Subject to the limitations provided in this Article IX, the Selling Companies and the Shareholders will jointly and severally, indemnify, defend and hold harmless each of Parent, and Newco and their officers, directors, employees, agents, shareholders and Affiliates (collectively, the “Parent Indemnified Parties”) against any Damages arising from, relating to or constituting any Litigation instituted by any third party arising out of the actions or inactions of Shareholders or the Selling Companies (or allegations thereof) with respect to the period up to and including the Closing Date that are or may be Parent Damages (any such third party action or proceeding being referred to as a “Third-Party Action”). A Parent Indemnified Party will give Shareholders’ Representative prompt written notice of the commencement of a Third-Party Action. The complaint or other papers pursuant to which the third party commenced such Third-Party Action will be attached to such written notice. The failure to give prompt written notice will not affect any Parent Indemnified Party’s right to indemnification unless such failure has materially and adversely affected Shareholders’ ability to defend successfully such Third-Party Action.

(b) Subject to Section 9.3, Parent will have the right to contest and defend such Third-Party Action on its own behalf. Notice of the intention to so contest and defend will be given to Shareholders’ Representative by the Parent Indemnified Party within twenty (20) business days after the Parent Indemnified Party’s receipt of notice of such Third-Party Action (but, in all events, at least five business days prior to the date that a response to such Third-Party Action is due to be filed). Such contest and defense will be conducted by reputable attorneys retained by Parent. Shareholders’ Representative will be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of their own choosing. If Shareholders’ Representative elects to participate in such defense, the Parent will cooperate with Shareholders’ Representative in the conduct of such defense. A Parent Indemnified Party will cooperate with Shareholders’ Representative to the extent reasonably requested by Shareholders’ Representative in the contest and defense of such Third-Party Action, including providing reasonable access (upon reasonable notice) to the books, records and employees of the Parent Indemnified Party if relevant to the defense of such Third-Party Action.

(c) If Parent does not contest and defend a Third-Party Action or if Shareholders’ Representative reasonably determines that Parent is not adequately representing or, because of a conflict of interest, may not adequately represent any interests of Shareholders’ Representative at any time, Shareholders’ Representative will be entitled to conduct its own defense and to be represented by an attorney of its own choosing, all at Shareholders’ cost and expense.

(d) Neither a Parent Indemnified Party nor Shareholders may concede, settle or compromise any Third-Party Action without the consent of the other party, which consents will not be unreasonably withheld. Notwithstanding the foregoing, (i) if a Third-Party Action seeks the issuance of an injunction, the specific election of an obligation or similar remedy or (ii) if the subject matter of a Third-Party Action relates to the ongoing business of any Parent Indemnified Party, which Third-Party Action, if decided against any Parent Indemnified Party, would materially adversely affect the ongoing business or reputation of any Parent Indemnified Party, the Parent Indemnified Party alone will be entitled to settle such Third-Party Action in the first instance and, if the Parent Indemnified Party does not settle such Third-Party Action, Shareholders will then have the right to contest and defend (but not settle) such Third-Party Action.

9.4 Escrow. Except for indemnification obligations arising under section 9.1(c), the indemnification obligations of the Selling Companies or the Shareholders in this Article IX will be satisfied solely from the Indemnification Amount, and except as otherwise set forth herein, Parent shall not have any recourse against any current or former director, officer, employee or shareholder of the Selling Companies in connection with any indemnification claim or any other claim of any nature.

9.5 Sole and Exclusive Remedy. Prior to or in connection with the Closing, the parties will have available to them all remedies available at law or in equity, including specific performance or other equitable remedies. After the Closing, the rights set forth in Sections 9.1, 9.2 and, to the extent applicable, 9.3 will be the exclusive remedy for breach or inaccuracy of any of the representations and warranties contained in Articles IV through V of this Agreement and will be in lieu of contract remedies. Notwithstanding the foregoing, nothing in this Agreement will prevent any party from bringing an action based upon fraud or willful misconduct by the other party in connection with this Agreement.

9.6 Tax Adjustment. Any payment to Parent under this Article IX or elsewhere in this Agreement will be, for Tax purposes, to the extent permitted by Law, an adjustment to the Purchase Price.

ARTICLE X.

GENERAL PROVISIONS

10.1 Binding Arbitration.

(a)

Any controversy or claim arising out of or relating to this Agreement, the breach, termination or validity thereof, or the transactions contemplated herein (including any question arising as to whether or not any dispute falls within the terms of this Section or the selection of arbitrators) shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, as modified herein. The arbitration shall be governed by the Federal Arbitration Act

(9 U.S.C. §§ 1 et seq.), and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The arbitration shall be conducted in Hennepin County, Minnesota.

(b)	The parties shall have the discovery rights as provided by the Federal Rules of Civil Procedure.

(c)	The parties shall bear their own costs in connection with the arbitration and shall share equally the fees and expenses of the arbitrators, except as the arbitrators may otherwise determine.

(d)	The parties hereto (and after the Closing, the Shareholders’ Representative) agree that any legal proceeding instituted to enforce an arbitration award hereunder will be brought in a state or federal court of competent jurisdiction (either state or federal) located in Hennepin County, Minnesota and hereby submit to personal jurisdiction therein and irrevocably waive any objection as to venue therein, and further agree not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum.

(e)	Nothing herein shall be construed to prevent any party from seeking equitable relief in any court of competent jurisdiction to compel specific performance or restrain or prohibit any breach or threatened breach of any covenant of the parties set forth in this Agreement.

ARTICLE XI.

ADDITIONAL AGREEMENTS

11.1 Cooperation on Tax Matters. Parent, Newco and the Selling Companies shall cooperate fully in any Tax audits, examination, litigation or other proceeding relating to the Selling Companies or the Business (each, a “Tax Proceeding”). Such cooperation shall include, but shall not be limited to, the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, Shareholders’ Representative and Newco and the Selling Companies agree (A) to retain all books and records with respect to Tax matters pertinent to the Selling Companies relating to any pre-Closing period and any period that includes the Closing Date until the expiration of the statute of limitations of the respective Tax periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, allow the other party to take possession of such books and records.

11.2 Tax Adjustment. In connection with the Purchase, Parent shall pay to the Selling Companies, as additional Cash Purchase Price (the “Tax Adjustment”), an amount equal to any additional amount of tax payable by the Shareholders as a result of the Purchase being structured as an asset acquisition hereunder when compared to the amount of tax payable by the

Shareholders if the transactions contemplated hereunder occurred as a stock purchase (the “Differential Tax Amount”), plus an additional amount (the “Gross-up Amount”) equal to the tax payable by the Shareholders on the receipt of the Differential Tax Amount and the Gross-up Amount. The Parent and the Shareholders agree that the Tax Adjustment shall be calculated in accordance with the methodology displayed on Schedule 11.2 attached hereto (the “Tax Adjustment Methodology”). The Parent and the Shareholders agree that the assumed effective tax rates set forth in the Tax Adjustment Methodology shall be adjusted in the event of a change in the maximum federal and state tax rates applicable to ordinary income and capital gain if such change would apply to the Shareholders in connection with and arising out of the transactions contemplated under this Agreement and this Section 11.2.

11.3 Section 1060 Allocation; Reporting. For purposes of reporting the transactions contemplated hereby, the parties agree that the Purchase Price as determined, shall be allocated among the Assets in accordance with and as provided by Section 1060 of the Code (the “Section 1060 Allocation”). The parties shall mutually agree to such allocation contemporaneously with the final determination of the allocation of the Asset Value among the Assets. The parties agree that any tax returns will be prepared and filed consistently with such agreed upon Section 1060 Allocation. Each party agrees to timely file an IRS Form 8594 reflecting the Section 1060 Allocation among the Purchased Assets for the taxable year that includes the Effective Time and to timely file any comparable or similar forms required by applicable state, local, and foreign tax laws.

11.4 Calculation and Payment of Tax Adjustment.

(a)	Pre-Closing Appraisal. After the date hereof but prior to the Closing Date, Parent shall engage at its expense a nationally recognized appraisal firm (the “Appraiser”) to begin to confirm and estimate the value of the assets of STS and its Subsidiaries (the “Valuation”) in a manner and in accordance with generally accepted standards necessary to provide both the Parent and the Selling Companies the documentation necessary to support the Section 1060 Allocation. Selling Companies and the Shareholders agree to fully cooperate with the Parent and the Appraiser to conduct the Valuation and provide complete access to all of their records, facilities and staff in order for the Appraiser to complete the Valuation. Parent shall require that the Appraiser make available to the Shareholders as requested any supporting documentation prepared by the Appraiser in connection with the Valuation. The parties hereto acknowledge that the Valuation is not intended to be completed as of or prior to the Closing and is commencing prior to the Closing to potentially facilitate the timely calculation of the Tax Adjustment.

(b)

Proposed Tax Adjustment; Estimated Tax Adjustment Amount. As of the date hereof, the parties assume the Tax Adjustment to be paid will be approximately Five Million Five Hundred Thousand Dollars ($5,500,000) (the “Proposed Tax Adjustment”), Three Million Five Hundred Thousand Dollars ($3,500,000) of which will be paid at Closing, unless adjusted as set forth below (as so adjusted, the “Closing Tax Adjustment Payment”), and Two Million Dollars ($2,000,000) of which, unless adjusted as set forth below, shall be placed in an escrow account with the Escrow Agent (as so adjusted, the “Tax Adjustment Escrow”). The parties hereto acknowledge that this Proposed Tax Adjustment Payment is based on information such as existing estimates and valuations of the assets and certain tax rates that may change prior to the Closing as a result of the portion of the Valuation completed as of the Closing or other changes. In order to facilitate any such changes and to mitigate any overpayment or underpayment of the Tax Adjustment, at least ten (10) days prior to the Closing the Parent shall deliver to STS a calculation of any changes to Closing Tax Adjustment Payment (the “Estimated Tax Adjustment Amount”). If the Estimated Tax Adjustment Amount is more or less than $3,500,000, the amount of the Closing Tax Adjustment Payment shall be increased or decreased accordingly and the Tax Adjustment Escrow shall be adjusted to equal the difference between $5,500,000 and amount of the Closing Tax Adjustment Payment. Parent shall pay to STS, in cash, the Estimated Tax Adjustment Amount at Closing.

(c)	Post Closing Reconciliation. As soon as practicable after the Closing, but in no event more than ninety (90) days after the completion of both the Valuation and the final determination of the Closing Date Balance Sheet, Parent shall calculate and deliver to STS a statement that sets forth the final Tax Adjustment calculated in accordance with Tax Adjustment Methodology (the “Final Tax Adjustment Amount”). The confirmation of or resolution of any disputes related to the Final Tax Adjustment Amount shall then be determined in accordance with the procedures set forth in Section 3.4 hereof.

11.5 Tax Adjustment Indemnification. Parent agrees to indemnify in full and hold harmless STS from any Damages incurred by STS arising from or relating to the Tax Adjustment, including without limitation, any costs and expenses related to any accounting, legal or other professional services (including fees, costs and expenses) in connection with any audit matters after the Closing Date that relate to the Tax Adjustment; provided, that the foregoing indemnification shall not include any portion of any costs and expenses related to non-Tax Adjustment matters.

11.6 Access to Information. After the Closing, to the extent reasonably required, the Selling Companies shall both permit the Parent and Newco and any person authorized by either of the Parent and Newco to have reasonable access, during regular business hours and upon reasonable advance notice, to the books and records of the Selling Companies relating to the Business (to the extent same have not been handed over to the Parent or Newco). After the Closing the Selling Companies shall also furnish Parent or Newco or such authorized persons any information relating to the Business that either Parent or Newco may reasonably request. After Closing to the extent reasonably required, Parent and Newco shall both permit the Selling Companies and the Shareholders’ Representative to have reasonable access, during regular business hours and upon reasonable advance notice, to the former employees of the Selling Companies and to the books and records of the Selling Companies relating to the Business.

After the Closing the Parent or Newco shall also furnish the Selling Companies or the Shareholders’ Representative any information relating to the Business that the Selling Companies or the Shareholders’ Representative may reasonably request.

ARTICLE XII.

MISCELLANEOUS AND GENERAL

12.1 Payment of Expenses. Except as otherwise expressly provided for in this Agreement, the parties will each pay all expenses directly incurred by each of them, respectively, in connection with the transactions contemplated by this Agreement, including legal, accounting, investment banking and consulting fees and expenses incurred in negotiating, executing and delivering this Agreement and the other agreements, exhibits, documents and instruments contemplated by this Agreement (whether the transactions contemplated by this Agreement are consummated or not). Any expenses of the Selling Companies or the Shareholders’ Representative will be paid on or before the Closing Date. With respect to any regulatory filings: (a) each party will be responsible for its own expenses related to any HSR Act compliance (including any applicable filing fee), (b) Selling Companies shall be responsible for and bear all costs related to any filings with the MPUC (except for Parent’s attorneys fees incurred to review such filings), (c) Parent shall be responsible for and bear any costs related to any filings with the IUB (except for the Selling Companies’ attorneys fees incurred to review such filings), and (d) Parent shall be responsible for and bear all costs related to any filings with the FCC (except that each party shall bear their own attorneys fees related to such filings and review).

12.2 Survival of Confidentiality. This Section 12.2 shall not limit any covenant or agreement of the parties hereto which by its terms applies or is to be performed after the Effective Time. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

12.3 Modification or Amendment. Subject to the applicable provisions of the MBCA, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the Shareholders, no amendment shall be made which changes the consideration payable in the Purchase by more than one percent (1%) or adversely affects the rights of the Shareholders hereunder without the approval of such Shareholders.

12.4 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Purchase are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

12.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

12.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of law thereof.

12.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given when delivered personally or one business day after being sent by overnight courier or three business days after being sent by registered or certified mail, postage prepaid, or when sent by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

If to Selling Companies:

Sherburne Tele Systems, Inc.

440 Eagle Lake Road North

P.O. Box 310

Big Lake, MN 55309

Attn: Robert K. Eddy

rkeddy@sts.izoom.net

Facsimile No.: (763) 262-7711

If to Shareholders’ Representative:

Robert K. Eddy

161 Hill Circle W

P.O. Box 510

Big Lake, MN 55309-0510

rkeddy@izoom.net

Facsimile No.: (763) 262-4187

With a copy to:

Leonard, Street and Deinard, P.A.

150 South Fifth Street

Suite 2300

Minneapolis, MN 55402

Attn: Steven D. DeRuyter, Esq.

Steven.DeRuyter@leonard.com

Facsimile No.: (612) 335-1657

If to Parent or Newco:

Iowa Telecommunications Services, Inc.

403 West Fourth Street North

Newton, IA 50208

Attn: Donald Henry

don.henry@iowatelecom.com

Facsimile No.: (641) 787-2593

With a copy to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

Attn: Steven J. Dickinson, Esq.

sdickinson@fredlaw.com

Facsimile No.: (612) 492-7077

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

12.8 Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein and contemplated hereby ), the Ancillary Documents and the Confidentiality Agreement (the “Transaction Documents”) (a) constitute the entire agreement among the parties with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise; provided, however, that Parent may assign any of its rights under any of the Transaction Documents to the Newcos and no such assignment shall release Parent of any of its obligations or liabilities under any of these Transaction Documents for which Parent and Newcos shall be jointly and severally responsible.

12.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than from and after the Effective Time the right to receive the consideration payable in the Purchase pursuant to Article III hereof is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

12.10 Certain Definitions. As used in this Agreement, each of the following terms has the meaning given in this Section 12.10 or in the Section referred to below:

“Additional Amount” has the meaning specified in Section 3.4.

“Affected Employees” has the meaning specified in Section 6.12.

An “Affiliate” of, or a Person “affiliated” with, a specific Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

“Ancillary Document” has the meaning specified in Section 4.28.

“Agreement” means this Agreement, as amended, supplemented and/or modified from time to time.

“Assets” means all assets used or usable in the Business, except the Excluded Assets. For the avoidance of doubt, Assets includes:

(a)	All Real Property of the Selling Companies, including but not limited to the Real Property described on Schedule 4.7 attached hereto (the “Owned Real Property”);

(b)	All Tangible Property, including but not limited to those items described on Schedule 4.21 attached hereto (the “Tangible Property”);

(c)	All inventory, property, plants and equipment, materials and supplies;

(d)	All Cash on Hand, except as specifically excluded on Exhibit B;

(e)	All items specifically identified on the model balance sheet attached hereto as Exhibit B-1 (the “Model Balance Sheet”) as Assets to be acquired hereunder;

(f)	All of the Selling Companies’ Contracts (the “Selling Companies’ Contracts”) and all outstanding offers or solicitations made by or to the Selling Companies to enter into any Contract; provided however if the Selling Companies fail to obtain a Required Consent (except for those set forth on Schedule 7.1(c)) related to any such Selling Companies’ Contract, such Selling Companies’ Contract shall no longer be an Asset (or an Assumed Liability) but shall be an Excluded Asset (and a Retained Liability of the Selling Companies) until such time as the Selling Companies obtain such consent;

(g)	All Permits, Governmental Authorizations and all pending applications therefor, in each case to the extent transferable to the Parent and/or Newco, including but not limited to those listed on Schedule 4.18 attached hereto;

(h)	All data and records related to the operations of the Business by the Selling Companies, including but not limited to client and customer lists and records, referral sources, research and development reports and records, production reports and records, service and warranty records, equipment logs, operating guides and manuals, financial and accounting records, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documentations, documents and records and subject to the legal requirements, copies of all personnel records and other records described above;

(i)	All of the intangible rights and property of the Selling Companies including but not limited to licenses, business and trade names, intellectual property rights, domain names, going concern value, goodwill, telephone, telecopy and email addresses and listings and those items listed on Schedule 12.10(i) attached hereto;

(j)	All insurance benefits, including rights and proceeds arising from or relating to the Assets or the Assumed Liabilities prior to the Effective Time, unless excluded in accordance with this Agreement;

(k)	All claims of Selling Companies against third parties relating to the Assets, other than the Selling Companies, right to bring claims against persons who may be responsible for contamination at the Real Property, if any, to the extent that indemnification claims therefor are asserted under this Agreement against STS, any Selling Company, or their respective shareholders, directors, officers, employees, agents, successors and assigns, whether choate or inchoate, known or unknown, contingent or non-contingent, including all such claims listed on Schedule 12.10(k) attached hereto;

(l)	Any Employee Benefit Plan transferred pursuant to Section 6.10 or 6.11 hereof;

(m)	Except for those items specifically enumerated as an Excluded Asset, all of the Selling Companies’ Equity Investments.

“Associates” has the meaning specified in Rule 12b-2 promulgated under the Exchange Act.

“Assumed Liabilities” shall mean any liability of the Selling Companies except for (i) the Retained Liabilities, (ii) any Contract Waiver Agreement for which the Selling Companies have not obtained a Contract Waiver (but such Contract Waiver Agreements shall become Assumed Liabilities to the extent and at the times provided in Section 3.5(b)(iii) or (iv)), (iii) any other liability of the Selling Companies that shall remain a liability of the Selling Companies because consent or waiver of the transfer thereof is not obtained pursuant to the terms of this Agreement, or (vi) any liability specifically identified on the Model Balance Sheet as a Retained Liability.

“Bonus Payments” has the meaning specified in Article VI.

“Board of Directors” has the meaning specified in the introductory paragraphs of this Agreement.

“Business Day” shall mean any day, other than a Saturday or Sunday, on which commercial banks are open for business in the City of New York, and the City of Minneapolis, Minnesota.

“Cash on Hand” has the meaning specified in Section 3.1.

“Claim” has the meaning specified in Section 6.6.

“Closing” means the closing of the Purchase and the consummation of the other transactions contemplated by this Agreement as specified in Section 1.4.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Statement” has the meaning specified in Section 3.4.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the Company Disclosure Schedule attached hereto.

“Company Material Adverse Effect” shall mean any adverse change, or change, event or occurrence reasonably expected to have an adverse change, in the financial condition, business, results of operations of STS and its Subsidiaries, taken as a whole, excluding any (i) changes or effects resulting from general changes in economic, market, financial or capital market, regulatory or political conditions, and changes in conditions generally applicable to the industries in which STS and its Subsidiaries are involved, which in each case have not had and are not reasonably expected to have a disproportionate effect on STS and its Subsidiaries taken as a whole; (ii) changes in any applicable laws or interpretations thereof by Governmental Entity; or (iii) changes which result from the announcement or the consummation of the transactions contemplated hereby.

“Competing Transaction” has the meaning specified in Section 6.2.

“Confidentiality Agreement” has the meaning specified in Section 6.4.

“Contract Waiver Escrow” shall be an amount equal to no more than the aggregate amount set forth on Schedule 3.5(b), with the final amount finally determined at Closing pursuant to Section 3.5(b) hereof.

“Damages” means any and all damages, losses, claims, liabilities, lost tax benefit, Taxes, demands, charges, suits, penalties, costs, expenses, (including court costs and reasonable attorneys’ fees and expenses incurred in investigating and preparing for any action or proceeding, but excluding punitive, special, consequential and incidental damages) or diminutions of value, whether or not involving a Third-Party Claim.

“Disclosure Schedule” means, as applicable, the Company Disclosure Schedule or the Parent Disclosure Schedule.

“Effective Time” has the meaning specified in Section 1.4.

“Employee Benefit Plans” has the meaning specified in Section 4.10.

“EN-TEL” means EN-TEL Communications, LLC, a Minnesota limited liability company.

“Equity Investments” has the meaning specified in Section 4.25 and, for avoidance of doubt, includes all governance and financial rights related to such Equity Investments.

“Escrow Agent” means an escrow agent selected by Parent and reasonably acceptable to the Selling Companies.

“Escrow Agreement” has the meaning specified in Section 3.5.

“Escrow Amount” means the sum of the Indemnification Amount, the True-Up Reserve Amount, the Tax Adjustment Escrow and, subject to Section 3.5(b) hereof, the Contract Wavier Escrow.

“ESOP Trustee” means the independent ESOP trustee of the ESOP.

“Estimated Cash Purchase Price” has the meaning specified in Section 3.1.

“Estimated Tax Adjustment Amount” has the meaning specified in Section 11.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means:

(a)	Except as included in the Closing Date Working Capital, all cash and cash equivalents.

(b)	All marketable securities (including the RTFC certificates, RTFC membership interests and capital credits), securities accounts and bank accounts.

(c)	All minute books, stock records and corporate seals of the Selling Companies;

(d)	The shares of capital stock of the Selling Companies;

(e)	All life insurance policies set forth on Schedule 12.10(e) and rights thereunder;

(f)	All the Selling Companies’ Contracts listed on Schedule 12.10(f) attached hereto (“Excluded Contracts”) or any such Selling Companies Contract that is a Contract Waiver Agreement for which a Consent Waiver is not obtained either prior to the Closing or prior to the expiration of the Contract Waiver Period;

(g)	All personnel records and other records of the Selling Companies that the Selling Companies are required by law to retain in their possession; provided, however, to the extent the Selling Companies must retain such a record, a complete and exact copy of any such record shall be included as an Asset and conveyed to Parent or Newco at the Closing;

(h)	All claims for refund for Taxes and other governmental charges of whatever nature;

(i)	All rights of the Selling Companies under this Agreement, any Bill of Sale, any Assignment and Assumption Agreement, the Real Property Purchase Agreements and the Escrow Agreement;

(j)	the Specifically Excluded Property and any property and assets expressly designated on Schedule 12.10(j) attached hereto; and

(k)	any balance sheet item specifically identified on the Model Balance Sheet as an Excluded Asset.

“FCC” has the meaning specified in Section 4.4.

“FCC Rules” shall mean the Communications Act of 1934, as amended, including as amended by the Telecommunications Act of 1996, and the rules and regulations adopted by the FCC thereunder.

“Final Downward Adjustment” means the amount by which the Estimated Cash Purchase Price exceeds the Cash Purchase Price.

“Final Order” shall mean an action or decision that has been granted by the FCC as to which (a) no request for a stay or similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (b) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (c) the FCC does not have the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed, and (d) no appeal is pending, including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

“Final Upward Adjustment” means the amount by which the Cash Purchase Price exceeds the Estimated Cash Purchase Price.

“Final Tax Adjustment Amount” has the meaning specified in Section 11.4.

“Final Working Capital” means the Close Date Working Capital calculated as of the Closing.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Entity” means any national, state, county or municipal government, domestic or foreign, any agency, board, bureau, commission, court, department or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over STS, Parent or any of their respective Subsidiaries, properties or assets.

“Hazardous Materials” has the meaning specified in Section 4.14(a)(v).

“HSR Act” has the meaning specified in Section 4.4.

“Indebtedness” means, as of the date of calculation, all obligations or other liabilities of the Selling Companies (i) for borrowed money, (ii) in respect of letters of credit, bankers’ acceptances or other similar instruments or reimbursement obligations with respect thereto, (iii) to pay the deferred purchase price of any asset, property or right, (iv) under capitalized leases, (v) under an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, and (vi) under any mortgage, deed of trust, indenture, security agreement or other agreement securing any of the foregoing obligations.

“Indemnification Amount” means ten percent (10%) of the Estimated Cash Purchase Price initially, and after Closing, any and all interest credited under the Escrow Agreement to the Indemnification Amount less any withdrawals used to satisfy indemnification liabilities under Article IX.

“Indemnified Party” means the directors, managers, officers, employees, members, stockholders, agents, advisors, attorneys, accountants, consultants and affiliates of the Person specified.

“Knowledge” of the Selling Companies shall mean unless otherwise set forth in this Agreement, the actual knowledge of Robert K. Eddy, G. George Wallin, Thomas Campbell, Rhonda Klein, Paavo A. Pyykkonen and John Schell.

“Leased Real Property” has the meaning specified in Section 4.7(c).

“Lien” means any lien, license, mortgage, security interest, pledge, deposit, production payment, restriction, burden, encumbrance, right of purchase, right of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

“MBCA” means the Chapter 302A of the Minnesota Statutes or the Minnesota Business Corporation Act.

“Newco” has the meaning specified in the Recitals.

“Outstanding Shares” has the specified meaning in Section 4.2.

“Owned Real Property” has the meaning specified in Section 4.7(b).

“Parent” has the meaning specified in the introductory paragraph of this Agreement.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule attached hereto (prior to execution, Parent advised no representations or warranties required qualification so no disclosure schedules were delivered).

“Parent Material Adverse Effect” shall mean any adverse change, or change, event or occurrence reasonably expected to have an adverse change, in the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding (i) any changes or effects resulting from general changes in economic, market, regulatory or political conditions, and changes in conditions generally applicable to the industries in which Parent and its Subsidiaries are involved, which in each case have not had and are not reasonably expected to have a disproportionate effect on STS and its Subsidiaries taken as a whole or (ii) changes which result from the announcement or the consummation of the transactions contemplated hereby.

“Permits” has the meaning specified in Section 4.17.

“Permitted Liens” means: (i) Liens for taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or are being contested in good faith by appropriate proceedings, (ii) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement for sums not delinquent or being contested in good faith by appropriate proceedings, (iii) inchoate Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation (other than ERISA) which would not and will not, individually or in the aggregate, materially impair the value of the Assets of STS and its Subsidiaries or interfere with the ordinary conduct of the Business of STS and its Subsidiaries, (iv) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature which would not and will not, individually or in the aggregate, materially impair the value of the Assets of STS and its Subsidiaries or interfere with the ordinary conduct of the Business of STS and its Subsidiaries or rights to any of its assets, (v) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances existing on property which would not and will not materially impair the value of the assets of STS and its Subsidiaries or interfere with the ordinary conduct of the business of STS and its Subsidiaries or rights to any of its assets, and (vi) any defects, irregularities or deficiencies in title to easements, leases, licenses, rights-of-way or other use agreements which would not and will not materially impair the value of the assets of STS and its Subsidiaries or interfere with the ordinary conduct of the business of STS and its Subsidiaries or rights to any of its assets. Notwithstanding any other provision of this Agreement, no Lien relating to a violation of an Environmental Law, a Release of Hazardous Materials or an imposition of Environmental Costs shall constitute a Permitted Lien except as expressly provided in Section 6.15.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).

“Purchase” has the meaning specified in Section 1.1.

“Information Statement” has the meaning specified in Section 3.6.

“Representative” has the meaning specified in Section 6.4.

“Retained Liabilities” shall mean the following (and only the following) liabilities of the Selling Companies:

(a)	Any liability under (a) any Contract to which a Selling Company is a party not assumed by the Parent or Newco, (b) any Selling Companies’ Contract set forth on Schedule 6.3 for which the Selling Companies fail to obtain consent to the transfer thereof, and (c) any liability arising out of or relating to Selling Companies’ credit facilities or any security interest related thereto;

(b)	Any liability of the Selling Companies, whether known or unknown and whether realized or contingent, existing as of the Closing Date under any Environmental Law or with respect to any Hazardous Material (except with respect to Laws or Orders relating solely to worker health and safety such as the Federal Occupational Safety and Health Act);

(c)	Any Employee Benefit Plan and any other incentive, compensation or benefit provided to the employees of Selling Companies, including but not limited to the ESOP, but excluding any Employee Benefit Plan assumed by Newco or Parent pursuant to Sections 6.10 or 6.11 hereof and all liabilities relating thereto;

(d)	Any liability to any current or former employee of the Selling Companies and any officer, director for any Bonus Payments;

(e)	Any liability of the Selling Companies to any Shareholder, including without limitation any claim for dissenters’ rights pursuant to 302A.471 of the MBCA;

(f)	Any liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of the Selling Companies or the Shareholders’ Representative if, and only if, such amount (i) is covered by the directors and officers liability insurance described in Section 6.6 or (ii) relates to a claim, action, suit, demand, proceeding or investigation related to the ESOP Trustee’s misstatement or omission of or failure to disclose a material fact related to the transactions contemplated under this Agreement to the ESOP Participants;

(g)	Any liability of the Selling Companies described on Schedule 12.10(g) attached hereto;

(h)	Any liability to distribute to any of the STS Shareholders all or any part of the consideration received hereunder;

(i)	Any liability of the Selling Companies under this Agreement or any other document executed in connection with the transactions contemplated hereunder;

(j)	Any liability of the Selling Companies based upon the Selling Companies’ acts or omissions occurring after the Effective Time;

(k)	Any indemnification or payment obligations of STS under that certain Membership Interest Purchase Agreement, dated June 12, 2007 among Sprint Spectrum, L.P., and STS, Central Stearns Comsis, Inc., Communications Alternatives, Inc., Lakedale Cellular, Inc., Northern PCS Services, LLC and St. Cloud Wireless Holdings, LLC (the “St. Cloud Wireless LLC Transaction”);

(l)	Any liability associated with the Excluded Assets; and

(m)	Any liability identified on the Model Balance Sheet as a Retained Liability.

“ROFR Purchase Price” has the meaning specified in Section 3.1 and for avoidance of doubt shall not be based upon the value allocated for an Equity Investments on Schedule 4.25 unless such ROFR Purchase Prices are determined to be the same as such value pursuant to the terms of the governing documents of each Equity Investment.

“Scheduled Agreement” has the meaning specified in Section 4.17.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SHAL” means SHAL Network, Inc. and/or SHAL, LLC.

“Shares” means, with respect to STS the shares of STS, as defined in STS’s articles and by-laws.

“Shareholder” means the holders of the STS shares as of the date hereof.

“Shareholder Approval” has the meaning specified in Section 4.4(b).

“Shareholders’ Representative” has the meaning specified in Section 3.7.

“Shareholders Meeting” has the meaning specified in Section 3.6.

“State Communications Laws and Regulations” has the meaning specified in Section 4.4.

“Statement of Objections” has the meaning specified in Section 3.4.

“St. Cloud Wireless Transaction” means that certain Membership Interest Purchase Agreement, dated June 12, 2007 among Sprint Spectrum, L.P., and the Company, Central Stearns Comsis, Inc., Communications Alternatives, Inc., Lakedale Cellular, Inc., Northern PCS Services, LLC and St. Cloud Wireless Holdings, LLC.

“STS” has the meaning specified in the introductory paragraph of this Agreement.

“Subsidiary” means any corporation or other organization, whether incorporated or unincorporated, of which (a) a Person or any other Subsidiary of such Person is a general partner or managing member, or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by a Person or by any one or more of its Subsidiaries, or by such Person and any one or more of its Subsidiaries, or (c) if there is no board of directors, a majority of the voting interests of an entity is, directly or indirectly, owned or controlled by a Person or by any one or more of its Subsidiaries, or by such Person and any one or more of its Subsidiaries. With respect to STS and any representations, warranties, covenants and agreements in this Agreement, Subsidiary means and is limited to: Sherburne County Rural Telephone Co., Sherburne Tel-Com, Inc., Sherburne Cable-Com, Inc., Sherburne Long Distance, Inc., Northstar Access, LLC, Northstar Tele-Com, Inc. and Sherburne Fiber-Con, Inc.

“Target” has the meaning specified in Section 3.1.

“Tax Adjustment” has the meaning specified in Article XI hereof.

“Tax returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax” or “Taxes” means taxes of any kind, levies or other like assessments, customs, duties, imposts, charges or fees, including income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, federal royalty, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers’ compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes and other governmental taxes imposed or payable to the United States or any state, local or foreign governmental entity, including any subdivision or agency thereof, and in each instance such term shall include any interest, penalties or additions to tax attributable to any such tax, including penalties for the failure to file any Tax return or report.

“Termination Date” has the meaning specified in Section 8.2.

“Third-Party” has the meaning specified in Section 6.2.

“True-Up Reserve Amount” means One Million Dollars ($1,000,000), together with any and all interest credited under the Escrow Agreement to the True-Up Reserve Amount.

“Transaction Expenses” has the meaning specified in Article VI.

12.11 References and Titles. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this Subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “OR” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

12.12 Obligation of Parent. Whenever this Agreement requires Newco to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Newco to take such action.

12.13 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

12.14 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

SHERBURNE TELE SYSTEMS, INC.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

SHERBURNE COUNTY RURAL TELEPHONE CO.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

SHERBURNE TEL-COM, INC.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

SHERBURNE CABLE-COM, INC.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

SHERBURNE LONG DISTANCE, INC.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

NORTHSTAR ACCESS, LLC

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

NORTHSTAR TELE-COM, INC.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

SHERBURNE FIBER-COM, INC.

By:	/s/ Robert K. Eddy
Name:	Robert K. Eddy
Title:	President

IOWA TELECOMMUNICATION SERVICES, INC.

By:	/s/ Alan L. Wells
Name:	Alan L. Wells
Title:	Chairman and CEO

MAJORITY SHAREHOLDERS:

/s/ Robert K. Eddy
Robert K. Eddy

/s/ Donna L. Eddy
Donna L. Eddy, as Trustee of the Rolland K. Eddy and Donna L. Eddy Trust U/A/D March 9, 1992

/s/ Eric R. Morales
Eric R. Morales

/s/ Fred I Shiota, Sr.
Fred I. Shiota, Sr.

/s/ Jane Eddy Shiota
Jane Eddy Shiota